Form 20-F
period 1999-12-31
ACLN LTD
filed 2000-06-29
CIK 1021264

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

                        Commission file number 000-29736

                                A.C.L.N. Limited
              ----------------------------------------------------
             (Exact name of Registrant as specified in its charter)

              ----------------------------------------------------
                 (Translation of Registrant's name into English)

                                     Cyprus
              ----------------------------------------------------
                 (Jurisdiction of incorporation or organization)

                              Mechelsesteenweg 166
                             B-2018 Antwerp, Belgium
              ----------------------------------------------------
                (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

          Title of each                            Name of each exchange
          class                                    on which registered
          -----                                    -------------------
                                      None

Securities registered to or to be registered pursuant to Section 12(g) of the
Act:

                  Ordinary Shares, par value CYP .01 per share
              ----------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
              ----------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 1999, 8,832,692 of the Registrant's Ordinary Shares, par value CYP .01 per share, were issued and outstanding.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  |X|   No  |_|

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 |_|       Item 18 |X|

                                     PART I

Item 1. Description of Business.

General

      A.C.L.N. Limited ("ACLN" or the "Company") is an international marine logistics and trading company focusing on the personal automobile and light truck markets. In 1999, the Company began a strategic initiative to expand geographically and diversify its mix of business. Prior to 1999, the Company operated a "freight collect" service from Antwerp, Belgium to five ports located in North and West Africa and the Middle East. Starting in 1999 through June, 2000, the Company added additional ports of origination in Northern Europe and the United States and additional ports of destination in North and West Africa and the Caribbean. In 2000, it began to utilize a Company-owned vessel, and entered into the automobile trading market. As of June 25, 2000, the ports of origination are in Europe-Antwerp, Belgium; Amsterdam, the Netherlands; Hamburg and Bremerhaven, Germany-and in the United States-Jacksonville, Florida; Baltimore, Maryland and Newark, New Jersey; and the ports of destination are Alexandria, Egypt; Tripoli and Banghazi, Libya; Tunis and Zarzis, Tunisia; Banjul, The Gambia; Conakry, Guinea; Abidjan, Ivory Coast; Tema, Ghana; Lome, Togo; Cotonou, Benin; Lagos, Nigeria; Douala, Cameroon; and Luanda, Angola.

      The percentages of sales of the Company by port of destination for the year ended December 31, 1999 were approximately 40%, 21%, 14%, 12%, 11% and 2% for Tunisia (Tunis), Guinea (Conakry), Nigeria (Lagos), Angola (Louanda), Egypt (Alexandria) and Benin (Cotonou), respectively, as compared to approximately 37%, 18%, 15%, 15%, 15% and 0%, respectively, for the year ended December 31, 1998. As of June 2000, service was or is to be expanded to ports in Ghana, Ivory Coast, Cameroon, Libya, Togo, The Gambia and in the Caribbean region.

      The availability of automobiles is limited in North and West Africa, the Middle East and the Caribbean due to the lack of significant automobile manufacturing and import restrictions, among other factors. Purchasers of automobiles in these regions often fly to Northern Europe, principally Brussels, Amsterdam, and Hamburg, to purchase vehicles at large established markets for automobiles and light trucks located there. The primary market originally was established in Brussels, Belgium primarily due to a historically beneficial tax environment. As a result of a unified tax structure for the European Union, other markets have developed because of their proximity to shipping lanes and the availability of popular makes and models of personal vehicles.

      Commencing in 2000, the Company expanded its operations to acquire vehicles on a bulk discounted-for-volume basis for resale to purchasers. Except in limited circumstances, the Company purchases automobiles against orders from individual purchasers in the ports of destination. Once a purchase is made, the purchaser or the dealer, utilizing the Company's services, arranges shipping to a port of destination convenient to the purchaser's country of residence. Commencing in 2000, a substantial portion of the purchases require prepayment of shipping fees by the purchaser along with the purchase price of the automobile.

      Prior to 2000, the Company was not involved in the purchase and resale of automobiles. Shipments of personal vehicles purchased through independent dealers were almost exclusively on a "freight collect" basis which the Company, only to a limited extent, continues to offer. "Freight collect" is a term used by the Company to describe its practice of requiring payment of all shipping fees upon delivery of the vehicle at the purchaser's port of destination. Freight-collect service is offered at approximately the same cost as competing prepaid freight. Management anticipates "freight collect" service decreasing to less than 20% of the Company's annual shipping revenues.

      For all vehicles shipped through the Company services, the dealer or the Company arranges for the transport of the vehicle to the port of embarkation and the Company arranges for the processing and required customs clearance and issues a bill of lading to the customer. The bill of lading issued evidences acceptance of the vehicle by the Company and, in transactions utilizing "freight collect" service, is accompanied by an invoice documenting the shipping fee. With respect to pre-paid freight, the customer pays the Company in advance for the shipping and related services to be provided. Stevedores contracted by the Company's shipping agents load the vehicles onto a vessel which the Company has chartered for transport to its ports of destination. Although the Company is billed for the chartered cargo space and processing costs at the time such services are rendered by third parties, in the Company's "freight collect" model, the Company does not require payment of these fees prior to delivery of the vehicle to the customer's port of destination. The Company charters vessels only to the extent to which it has vehicles for transport.

      Agents engaged by the Company process the vehicles at the ports of destination before they are picked up by their individual purchasers.

      In the "freight collect" service, the agents at the ports of destination accept payment of the service fee on behalf of the Company prior to release of the vehicle to the purchaser. Vehicles, if any, that are not claimed at the port of destination are promptly sold by the agent and a portion of the proceeds used to cover the Company's fee. The fee is collected in local currency in an amount equal to the U.S. dollar fee at that day's prevailing conversion rate and is promptly deposited with the local central bank where it is credited in U.S. dollars. In accordance with generally accepted accounting principles of the United States, the Company recognizes revenues at the time of delivery of the vehicles to the ports of destination. However, an average period of three to four months is required for the clearance and transfer of those funds. The Company may not access those funds, which have been classified in the Company's financial statements as "cash balances restricted as to withdrawal", until the deposited funds clear the central banking system and are transferred as U.S. dollars to one of the Company's primary bank accounts in Belgium, Monaco or Cyprus. Although the Company evaluates the reliability of the central banking systems and the political stability of the countries of its ports of destination, shifting political and economic conditions as well as changes in trade and currency exchange regulations, all of which are beyond the control of the Company, may adversely affect the transferability of the deposited funds, which may have a material adverse affect on the Company's business, prospects, financial condition and results of operations. The Company estimates that at least 80% of its sales during 2000 will be made on a pre-paid freight basis. No representation can be made whether the requirement to prepay in full the shipping fee will have an adverse impact on the Company's revenues or income.

      The Company believes that demand for its services will increase as and if
(i) economic relationships between European and African nations continue to develop, (ii) the standard of living continues to improve in Africa, the Middle East and the Caribbean, (iii) the size of the middle class in Africa, the Middle East and the Caribbean increases, (iv) the national governments of the countries in which the Company's served markets are located continue to make significant expenditures on their transportation infrastructures and (v) countries in Africa, the Middle East and the Caribbean continue to reduce trade barriers, such as tariffs on imported cars. Accordingly, the Company believes that the demand for vehicles will continue to increase throughout Africa and that it will be material in the Caribbean.

      The Company's operating strategy is to maximize the flexibility of its operations and to focus on limiting fixed costs. It primarily charters vessels on the spot market, paying for such charters in U.S. dollars on a per vehicle basis. See "Strategy--Expansion Strategy" below for the recent acquisition of one and anticipated acquisitions of two additional car-carrier vessels. The Company also recently entered into an arrangement with an affiliate of a major automobile manufacturer operating car carrier vessels for the manufacturer granting the Company a right of first refusal with respect to a portion of the excess capacity of the vessels.

      The Company is a beneficiary of an imbalance in trade routes. Carriers from the Mediterranean deliver freight to Northern Europe and then return empty. As a result, there is excess capacity sailing from Northern Europe to the Mediterranean. A further trip to West Africa to deliver cars increases the sailing time by only a few days and defrays the cost of returning empty. This imbalance has, to date, allowed the Company to negotiate advantageous rates with operators of these ships for the transportation of cars to the Company's ports of destination.

      In addition, in accordance with its operating strategy, the Company employs no dock workers or similar port personnel in Northern Europe and the United States, such personnel are employed by local port companies with which the Company has contracted. Similarly, the Company employs no personnel at its ports of destination, but enters into long-term agency agreements with qualified, local port and customs agents pursuant to which such agents receive a fee per vehicle received at such port. There are many firms in the Company's ports of destination which offer the customs and stevedoring services used by the Company. Accordingly, the Company believes that it has the ability to scale the level of its operations to satisfy its needs.

      Substantially all of the Company's revenues result from the shipment of vehicles, primarily automobiles. Approximate sales by region of destination are as follows:

                                             Years Ended December 31,
                                 -----------------------------------------------
                                     1997              1998              1999
                                     ----              ----              ----

North Africa .............       $34,500,000       $38,304,000       $51,400,000

Middle East ..............         6,500,000        10,979,000         7,300,000

West Africa ..............        11,900,000        32,617,000        38,800,000
                                 -----------       -----------       -----------
                                 $52,900,000       $81,900,000       $97,500,000
                                 ===========       ===========       ===========

      The executive offices of the Company are located at Mechelsesteenweg 166, B-2018 Antwerp, Belgium, and its telephone number from the United States is 011-32-3-244-1010.

Company History

      The Company began operations in 1978, shipping cars from Antwerp, Belgium to Tunisia. The Company, which was incorporated under the laws of Cyprus on February 16, 1993 under the name "Hemswell Holdings Co. Ltd.," was renamed "C.L.N. Limited" on March 1, 1996, and was subsequently renamed "A.C.L.N. Limited" on June 7, 1996. On June 26, 1998 the Company consummated its initial public offering in the United States. The Company's Ordinary Shares are currently traded on the Nasdaq National Market under the symbol "ACLNF".

      The Company acquired all of the capital stock of C.L.N., S.A.M., a Monaco corporation ("CLN"), as of January 1, 1995. CLN was incorporated on March 23, 1988 to carry on the operations of Continent Levant Lines, which began operations in 1978.

Strategy

      The Company's business objectives are to (i) increase the number of vehicles it ships to North and West Africa and the Middle East and to expand into the Caribbean region; (ii) provide for increased shipping capacity through charters available with major automobile carriers and acquire, through purchase or construction, several specialized automobile carrying vessels and (iii) identify new markets in other parts of the world where the Company can replicate its business model including the business of effecting automobile trades.

Expansion Strategy

      Increase Volume of Cars Shipped - The Company intends to capitalize upon
(i) its long-standing relationships in the automotive and shipping industries,
(ii) favorable trends in demand
for cars from the markets in Western Europe, Africa, the Middle East, and the Caribbean and (iii) additional ports the Company will open to increase the volume of cars it ships. In January 1999, ACLN began shipping to a new port in the Ivory Coast and in 2000 to ports in Ghana and Togo.

      Acquire Specialized Vessels - The Company acquired in May 2000, the Emerald Bay, a 3,000 car capacity vessel. It is currently negotiating to have two automobile carrier vessels built, which upon completion, can each transport approximately 3,000 cars. These vessels are expected to be used primarily for delivery of its cars to its ports of destination in Tunisia and West Africa, and will be operated by an independent vessel management company. By purchasing and operating vessels, the Company believes that it will achieve significant savings over its current shipping arrangements. The Company anticipates that Company-owned vessels will account for less than 50% of its total annual shipping volume.

      Increase Operating Margins through Automobile Trading - The Company in February, 2000 commenced a policy of acquiring for resale vehicles from automobile manufacturers and dealers, on a volume discount basis. The acquisitions are generally nonspeculative. The Company makes substantially all of its purchases against orders. The Company believes the trading policy will result in improved operating margins.

      Replicate Model Elsewhere - Management believes that there are opportunities globally to replicate the Company's business model of facilitating the transportation and trading of vehicles from developed to developing countries. Consumers in developed nations are replacing cars after increasingly shorter ownership periods while, in developing nations, demand has increased for certain models and makes supported by dealer networks and replacement part inventory infrastructures. The Company intends to explore potential joint ventures, acquisitions or other business arrangements aimed at replicating its business model in additional markets. The Company presently has no definitive agreements, arrangements or understandings with respect to any such acquisition, joint venture or other business arrangement. There can be no assurance that any acquisition, joint venture or other business arrangement considered by the Company will be completed or profitable.

Competition

      The Company is subject to competition from a number of other business organizations that transport automobiles, including entities that charter conventional vessels to transport cars, owners of transport vessels that specialize in the transportation of cars or trucks and companies that transport automobiles via ground transport. Some of these potential competitors have substantially greater resources than the Company. The Company believes that the primary competitive factors in the industry include (i) price of payment, (ii) reputation and expertise in the industry; (iii) long-standing relationships with vehicle dealers and distributors; and (iv) speed and reliability of delivery. The Company believes that it currently effectively competes with all such entities.

Employees

      At May 15, 2000, the Company had six full-time employees. Three of such individuals are executive personnel and three are financial and administrative personnel. None of the Company's employees are currently covered by a collective bargaining agreement. The Company considers relations with its employees to be good. The Company employs no dock workers or similar port personnel, but contracts from time to time for the use of such personnel from local port authority or stevedoring companies. Furthermore, the Company employs no personnel at its ports of destination, but enters into agency agreements from time to time with qualified local customs agents pursuant to which such agents receive a fee per vehicle delivered to such port. At any given time, the Company may contract for the use in excess of 100 of such personnel to provide its transportation services. The Company believes that its relations with such third parties are good and, in the event that such relations were discontinued, that a competent and adequate supply of alternate third-party service providers exists.

Government Regulation

      Maritime transportation and the ownership and operation of vessels in international waters is subject to regulation by a variety of national and international organizations, laws, and conventions. To date, the Company believes that it and its predecessors have conformed with all applicable laws and regulations. Failure to comply with such applicable laws and regulations in the future could subject the Company to civil remedies, including fines, injunctions, or seizures, as well as potential criminal sanctions, which could have a material adverse affect on the business, prospects, financial condition and results of operations the Company.

Item 2. Description of Property

      The Company's agent in Antwerp, Belgium, MFT, also provides the Company with office space in Antwerp as part of the per vehicle fee paid to the agent by the Company. "See Item 13. Interest of Management in Certain Transactions." The Company obtains berths in shipping ports on an as-needed basis, and further, believes that additional berths and office space could be obtained. The Company believes that its current arrangements concerning the properties which it utilizes are suitable and adequate for its current business needs and that additional space should be readily available if needed.

Item 3. Legal Proceedings.

      The Company is not a party to any material legal proceedings.

Item 4. Control of Registrant.

      The Company is not, to its knowledge, owned or controlled directly or indirectly by any government or by any other corporation.

The following table sets forth, as of May 31, 2000 (and therefore gives effect to the increase of the outstanding Ordinary Shares to 11,151,501 as a result of a five-for-four split effected on May 25, 2000), the ownership of the Ordinary Shares by (i) each person or entity who is known by the Company to own of record or beneficially more than 10% of the outstanding Ordinary Shares and (ii) the beneficial ownership of all directors and executive officers of the Company as a group:

                                                Number of Shares   Percentage
                                                  Beneficially         of
Name of Beneficial Owner                            Owned (1)       Class (1)
------------------------                            ---------       ---------

Joseph J. H. Bisschops (2)..................        5,598,905        50.2%

Directors and officers of the Company
as a group (seven persons) (3)..............        6,023,908        52.8%

----------
(1) As used herein, the term beneficial ownership with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next 60 days. Unless otherwise noted, beneficial ownership consists of sole ownership, voting and investment power with respect to all Ordinary Shares shown as beneficially owned.

(2) Includes (i) 446,114 Ordinary Shares owned of record and beneficially by Mr. Bisschops, (ii) 502,690 Ordinary Shares owned of record by Eaglestar Corporation S.A., (iii) 993,419 Ordinary Shares owned of record by Goldshield Investment S.A. Inc., (iv) 993,419 Ordinary Shares owned of record by Halesowen Investments Corporation Inc., (v) 1,102,176 Ordinary Shares owned of record by Kendrick Finance Ltd., (vi) 993,419 Ordinary Shares owned of record by Mountford Marketing Corporation, and (vii) 567,668 Ordinary Shares owned of record by Positive Ltd. As a result of the beneficial ownership of the outstanding capital stock of the aforementioned corporations and the receipt of a power of attorney with respect to each such corporation, Mr. Bisschops may be deemed to be the beneficial owner of the Ordinary Shares held of record by the corporations listed in clauses (ii) through (vii) of the preceding sentence. Mr. Bisschops has entered into an agreement pursuant to which, upon his death, his then record ownership, if any, of the capital stock of such corporations, and, accordingly, his indirect ownership, if any, of the referenced Ordinary Shares, will be transferred to a trust. The beneficiaries of this trust will be the children of Mr. Aldo Labiad, the President, Chief Executive and Operating Officer and a Managing Director of the Company, and the trustee will be Mr. Labiad or his designee

(3) Includes an aggregate of 262,500 shares issuable upon the exercise of options granted to Michael Doherty and Earl Gould, Directors of the Company, under the Company's 1998 Stock Option Plan and 125,000 shares owned by the law firm of which Mr. Brock, a Director, is a member.

Item 5. Nature of Trading Market.

      The Company's Ordinary Shares are quoted on the Nasdaq National Market under the symbol "ACLNF." The Company does not, and has no present intention to, list or quote its securities in on any markets outside the United States. However, the Company may seek such listings in the future if its Board of Directors determines that it is in the best interest of the Company.

      The following are the high and low sales prices by fiscal quarter for the quarterly periods in which the Ordinary Shares have been traded on the Nasdaq National Market during 1998 and 1999 (adjusted for the five-for-four stock split effected on May 25, 2000 to holders of record on May 18, 2000).

Period                                                   High            Low
------                                                   ----            ---

1998

   Period from June 26, 1998 (date of initial
   trading) to June 30, 1998 .....................       $8.25          $7.90

   Three months ended September 30, 1998 .........        8.78           4.80

   Three months ended December 31, 1998 ..........        7.80           4.80

1999

   Three months ended March 31, 1999 .............        6.50           4.70

   Three months ended June 30, 1999 ..............       14.70           6.40

   Three months ended September 30, 1999 .........       15.10           7.20

   Three months ended December 31, 1999 ..........       16.70           7.20

      As of May 18, 2000, 3,082,526 Ordinary Shares, or 27.6% of the outstanding, were held by 84 holders of record in the United States and 8,068,975 Ordinary Shares, or 72.4% of the outstanding, were held by 17 holders of record outside of the United States. Since certain of these Ordinary Shares were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or where the beneficial holders are resident.

Item 6. Exchange Controls and Other Limitations Affecting Security Holders.

      Under current Cyprus regulations, any dividends or other distributions paid in respect of securities purchased by nonresidents of Cyprus with certain non-Cyprus currencies (including U.S. dollars) will be freely repatriable at the rate of exchange prevailing at the time of conversion, provided that Cyprus income tax has been paid on, or withheld from, such payments. No Cyprus income tax is currently applicable to holders of Ordinary Shares who are not residents or citizens of Cyprus. However, there can be no assurance that such tax, and withholding requirements related thereto, will not be enacted in the future. See "Item 7. Taxation." Neither Cyprus law nor the Articles of Association and other organizational documents of the Company limit the rights of nonresidents or foreign owners to hold or vote the Ordinary Shares.

Item 7. Taxation.

Dividends

      U.S. resident shareholders of Cyprus offshore companies, such as the Company, who are not residents of Cyprus are exempt from Cypriot income tax on the dividend income. Accordingly, there should also be no Cypriot tax withholding with respect to dividend distributions.

Capital Gains

      The disposal of shares of a Cyprus offshore company is not subject to Cyprus income tax. Accordingly, there should also be no Cypriot tax withholding with respect to gains from the disposal of shares.

Estate Taxation

      U.S. shareholders who are not domiciled in Cyprus will not be subject to estate duty with respect to the shares of Cyprus offshore companies.

Tax Treaty with the United States

      There is an income tax treaty between Cyprus and the United States that deals with the taxation of dividends and capital gains. However, in light of the fact that the offshore company law exempts such income from taxation, the relief provided by the treaty is not relevant to offshore companies.

      There is no estate tax treaty between Cyprus and the United States.

Item 8. Selected Financial Data.

                                                      Year Ended December 31,
                                    -------------------------------------------------------
                                                         (in thousands)
                                      1995        1996        1997       1998        1999
                                      ----        ----        ----       ----        ----
Sales ...........................   $ 24,755    $ 36,124    $ 52,903   $ 81,882    $ 97,538

Cost of sales ...................     19,218      27,166      39,835     59,698      69,325
                                    --------    --------    --------   --------    --------

     Gross profit ...............      5,537       8,958      13,068     22,184      28,213
                                    --------    --------    --------   --------    --------

Selling, general, and
administrative expenses .........      2,085       1,499       2,105      4,007       4,685
                                    --------    --------    --------   --------    --------

Special non-cash compensation
charge ..........................       (910)         --          --         --          --
                                    --------    --------    --------   --------    --------

Income from operations ..........      2,542       7,459      10,963     18,177      23,528
                                    --------    --------    --------   --------    --------

Other income (expense):
          Interest income .......          1          --           2        100          46
          Interest expense ......         (1)        (50)          0         (0)         --
                                    --------    --------    --------   --------    --------

                                          --         (50)          2        100          46
                                    --------    --------    --------   --------    --------

Income before income taxes ......      2,542       7,409      10,965     18,277      23,574

Income taxes ....................        231         344         498        862       1,362
                                    --------    --------    --------   --------    --------

Net income ......................   $  2,311    $  7,065    $ 10,467   $ 17,415    $ 22,212
                                    ========    ========    ========   ========    ========
Net income per share:

              -basic ............   $   0.33    $   1.01    $   1.50   $   2.29    $   2.66
                                    ========    ========    ========   ========    ========

              -diluted ..........   $   0.33    $   1.01    $   1.50   $   2.29    $   2.62
                                    ========    ========    ========   ========    ========

Weighted average number of shares
  Outstanding - basic ...........      7,000       7,000       7,000      7,600       8,358
              - diluted .........      7,000       7,000       7,000      7,615       8,436

Item 9. Management's Discussion and Analysis of Financial Condition and Results of Operations.

      The following discussion of the operations and financial condition of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report.

Results of Operations

      The following table sets forth for the periods indicated certain line items from the Company's statement of operations as a percentage of the Company's sales:

                                             Year Ended December 31,
                                        ---------------------------------
                                         1997          1998        1999
                                         ----          ----        ----

Sales...........................        100.0%        100.0%       100.0%
Cost of sales...................         75.3          72.9         71.1
Gross profit....................         24.7          27.1         28.9

Selling, general, and
  administrative expenses.......          4.0           4.9          4.8
Income from operations..........         20.7          22.2         24.1
Interest income.................          --            0.1          0.1
Income before income taxes......         20.7          22.3         24.2
Income taxes....................          0.9           1.1          1.4
Net income......................         19.8          21.4         22.8

Years Ended December 31, 1999 and 1998

      Sales. Sales increased by $15,656,000, or approximately 19.1%, to $97,538,000 for the year ended December 31, 1999 as compared to $81,882,000 for the year ended December 31, 1998. This increase is attributable to a general increase in demand for vehicles in North and West Africa and the Middle East and the entry into additional markets in Benin in West Africa. Demand grew as a result of increasingly lenient trade restrictions and greater political stability.

      Cost of Sales. Cost of sales for the year ended December 31, 1999 was $69,325,000, approximately 71.1% of sales for the year, as compared to $59,698,000, or 72.9% of sales for the year ended December 31, 1998. The increase in the amount of cost of sales is primarily attributable to the increase in sales during 1999 as compared to sales for 1998.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $678,000, or approximately 16.9%, to $4,685,000 for the year ended December 31, 1999 as compared to $4,007,000 for the year ended December 31, 1998. The increase in selling, general and administrative expense is attributable to the increase in sales for 1999 and additional fees of independent consultants.

      Income from Operations. Income from operations increased by $5,351,000 to $23,528,000, or approximately 29.4%, for the year ended December 31, 1999 as compared to $18,177,000 for the year ended December 31, 1998.

      Net Income. Income taxes increased by $500,000 to $1,362,000 for the year ended December 31, 1999 representing a rate of 5.8% as compared to income taxes of $862,000 representing a rate of 4.7% for year ended December 31, 1998. This increase in rate is due to penalties arising from late Cypriot income tax payments. Net income increased by $4,797,000, or approximately 27.5%, to $22,212,000 for the year ended December 31, 1999 as compared to $17,415,000 for the year ended December 31, 1998, an increase as a percentage of sales of 1.4% from 21.4% to 22.8%.

Years Ended December 31, 1998 and 1997

      Sales. Sales increased by $28,979,000, or approximately 54.8%, to $81,882,000 for the year ended December 31, 1998, as compared to $52,903,000 for the year ended December 31, 1997. Such increase in sales was primarily attributable to a general increase in demand for used automobiles in North and West Africa and the Middle East. Demand grew as a result of increasingly lenient trade restrictions and political stability in the countries which have ports of destination served by the Company as well as in the regions adjacent thereto. There was a decrease in the customs duties in the same jurisdictions as a result of the ratification of the General Agreement on Tariffs and Trade ("GATT") in April of 1994 as well as the entry into GATT during 1995 of certain countries which have ports of destination served by the Company.

      Cost of Sales. Cost of sales for the year ended December 31, 1998 was $59,698,000, approximately 72.9% of sales, as compared to $39,835,000 representing 75.3% of sales, during the year ended December 31, 1997. The increase is primarily attributable to the aforementioned increased sales for the year as compared to the year ended December 31, 1997.

      Selling, General, and Administrative Expenses. Selling, general, and administrative expenses increased by $1,902,000, or approximately 90.4%, to $4,007,000 during the year ended December 31, 1998, as compared to $2,105,000 for the year ended December 31, 1997, and increased as a percentage of sales from 4.0% for the year ended December 31, 1997 to 4.9% for the year ended December 31, 1998. The increase in selling, general, and administrative expenses as a percentage of sales is attributable to executive compensation contracts for which negotiations were finalized in December 1997.

      Income from Operations. Income from operations increased by $7,214,000, or approximately 65.8%, to $18,177,000 for the year ended December 31, 1998, as compared to $10,963,000 for the year ended December 31, 1997.

      Net Income. Net income increased by $6,948,000, or approximately 66.4%, to $17,415,000 for the year ended December 31, 1998, as compared to $10,467,000 for the year ended December 31, 1997. Net income as a percentage of sales increased to 21.4% of sales for the year ended December 31, 1998, as compared to 19.8% of sales for the year ended December 31, 1997. Such increase in net income was primarily attributable to the aforementioned increase in sales, decrease in cost of sales as a percentage of sales, and increased interest income associated with bank deposits during the year ended December 31, 1998 as compared to the year ended December 31, 1997.

Liquidity and Capital Resources

      The Company had working capital of approximately $18,489,000, $46,682,000 and $76,310,000 at December 31, 1997, 1998, and 1999, respectively.

Foreign Currency Risks

      The Company generally through December 31, 1999 did not receive the fees collected by its agents until three to four months following delivery of the automobiles to the ports of destination. The Company's shipping agents deposit collected fees on behalf of the Company with the local central banks in the countries of the ports of destination. On average, a period of three to four months is required for the processing of deposited funds by the local central banking systems in accordance with local currency exchange regulations. The Company may not access these funds, which are classified in the Company's financial statements as cash balances restricted as to withdrawal, until the deposited funds clear the central banking system and are transferred to one of the Company's primary bank accounts in Belgium, Monaco, or Cyprus. Although the Company evaluates the reliability of the central banking systems and the political stability of the countries of its ports of destination, shifting political and economic conditions as well as changes in trade and currency exchange regulations, all of which are beyond the control of the Company, may adversely affect the transferability of collected shipping fees, which may have a material adverse affect on the Company's results of operations. See the Consolidated Financial Statements of the Company and Note 2 thereto. Commencing in 2000, the Company requires in a substantial portion of its sales pre-payment in full of freight fees at time of the purchase order.

      The currency of the primary economic environment in which the Company operates is the U.S. dollar. Accordingly, the Company uses the U.S. dollar as its functional currency. However, the Company's subsidiary, CLN, uses the French franc as its functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are translated from the corresponding amounts at the representative exchange rate on the date of transaction. The Company does not currently engage in, and has no current intention to engage in, hedging or other transactions intended to manage risks relating to foreign currencies, inflation, or interest rate fluctuations, although it may do so in the future.

Operating Activities

      For the year ended December 31, 1999, net cash (used in) operating activities was approximately ($4,618,000) and net income was approximately $22,212,000. The primary changes in the Company's operating activities from those for the year ended December 31, 1998 were (i) an increase in cash restricted as to withdrawal of approximately $27,272,000, or 75.0%, to approximately $63,630,000 as of December 31, 1999, as compared to approximately $36,358,000 at December 31, 1998, (ii) an increase in accounts receivables of $913,000, or approximately 61.4%, to $2,401,000 as of December 31, 1999, as
compared to approximately $1,488,000 as of December 31, 1998 and (iii) an increase in deferred expenses to $262,000 as of December 31, 1999, as compared to none as of December 31, 1998. This was offset in part by (i) an increase in accounts payable of $368,000, or approximately 71.5%, to $885,000 as of December 31, 1999 and (ii) an increase in income taxes payable of $1,142,000, or approximately 61.1%, to $3,013,000 as of December 31, 1999, as compared to $1,871,000 as of December 31, 1998.

      For the year ended December 31, 1998 net cash provided by operating activities was approximately $673,000 and net income was approximately $17,415,000. The primary changes in the Company's operating activities from December 31, 1997 to December 31, 1998 were (i) an increase in cash restricted as to withdrawal of approximately $17,972,000, or 97.7%, to approximately $36,358,000 as of December 31, 1998, as compared to approximately $18,386,000 at December 31, 1997, (ii) a decrease in accounts payable and accruals by approximately $1,090,000, or 67.9%, to approximately $516,000 at December 31, 1998, as compared to approximately $1,606,302 at December 31, 1997, and (iii) a decrease in amounts due to related parties by approximately $37,000, or 47.3%, to $42,000 at December 31, 1998, from approximately $79,000 at December 31, 1997. This was offset in part by (i) a decrease in accounts receivable by approximately $243,000, or 14.0%, to approximately $ $1,488,000 at December 31, 1998, as compared to approximately $1,658,000 at December 31, 1997, (ii) an increase in income taxes payable by approximately $862,000, or 85.3%, to approximately $1,871,000 at December 31, 1998, as compared to approximately $1,009,000 at December 31, 1997, and (iii) a decrease in deferred expenses of $1,103,000, or 100.0%, to $ nil at December 31, 1998, as compared to approximately $1,103,000 at December 31, 1997.

Financing Activities

      For the year ended December 31, 1999, net cash provided by financing activities was approximately $7,304,000 comprised of the net proceeds from a private placement of 632,692

Ordinary Shares in October 1999. For the year ended December 31, 1998, net cash provided by financing activities was approximately $10,555,000, comprised of the net proceeds from the Company's initial public offering. For the year ended December 31, 1997, net cash provided by financing activities was approximately $657,000, comprised of a capital contribution of $1,000,000 relating to the organization of Emerald Sea, offset by a distribution to shareholders in the amount of $343,000.

      CLN, the wholly-owned subsidiary of the Company, is incorporated under the laws of, and maintains offices in, Monaco. Monaco tax law allows the imputation of a shareholder charge against pre-tax income. Such charges were approximately $343,000 for the year ended December 31, 1997, and $ nil during each of the years ended December 31, 1998 and 1999, and, have been accounted for as dividends in the Consolidated Financial Statements of the Company and the Notes thereto. The Company discontinued the imputation of such shareholder charge upon the consummation of its initial public offering. See Item 13 "Interest of Management in Certain Transactions," and Note 5 of Notes to the Consolidated Financial Statements.

Capital Requirements

      The Company acquired an automobile carrier vessel with a 3,000 car capacity in May 2000 at a cost of approximately $6,500,000. It plans to build or acquire two new vessels with a capacity of 3,000 cars each for delivery in the fourth quarter of 2001. The Company anticipates financing the anticipated acquisition cost of approximately $50,000,000 ($25,000,000 each) with a long-term loan from an institution to be secured by the title to the ships. No assurance can be given that the acquisition of the two new vessels and related financing will be consummated or that if consummated the terms of the financing will be favorable to the Company. The Company expects that cash derived from operations will be sufficient to meet operation and other capital requirements for at least 24 months.

Year 2000 Compliance

      Many currently installed computer systems and software products are unable to distinguish between twentieth century dates and twenty-first century dates. As a result, many companies' software and computer systems may need to be upgraded or replaced to comply with such "Year 2000" requirements. ACLN's business is dependent on the operations of numerous systems that could potentially be impacted by Year 2000 related problems. Those systems include, among others:

      The internal systems of ACLN and the entities managing the vessels which it charters,

      The hardware and software systems used by ACLN in the management of its business, and

      Non-information technology systems and services used by ACLN in its business, such as telephone systems and building systems.

      The Company does not utilize extensive computer hardware or software in the operation of its business. The Company has internally reviewed the software systems used in the management of its business. Although the Company believes that its systems are designed to be Year 2000 compliant, it uses third-party equipment and software that may not be Year 2000 compliant. Failure of such third-party or currently owned equipment or software to operate properly with regard to the Year 2000 and thereafter could require ACLN to incur unanticipated expenses to remedy any problems. Management does not believe that these expenses would have a material adverse impact on its business, prospects, financial condition and results of operations. Management does not believe that its expenditures to upgrade its internal systems and applications have been material to its business, prospects, financial condition and results of operations.

      ACLN does not presently have a contingency plan for handling Year 2000 problems that are not detected and corrected prior to their occurrence. Any failure of ACLN to address any unforeseen Year 2000 issues could adversely impact its business, prospects, financial condition and results of operations.

Special Investment Considerations

      Information set forth in this report contains forward-looking statements which involve risks and uncertainties. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various risks. An investment in the Ordinary Shares of the Company involves significant risks, including those set forth below. Those risks relate to the instability of the economies and governments of foreign countries in which the Company's markets are located, availability of vessels for transportation to such markets, risks relating to owning and operating vessels, dependency upon key personnel, and possible need for additional funding.

      Political Instability. The ports of destination of the vessels chartered by the Company have been located in the Middle East and North and West Africa and, commencing sometime in 2000, also in the Caribbean. Such regions have had recent histories of political instability. For example, from 1991 through 1993, there existed a state of political instability and war in the Persian Gulf region which materially impaired the Company's results of operations. The operations of the Company in these regions and the ability of the Company to utilize the ports located in the countries within such regions are affected by the political, economic, and military conditions in such countries and in regions adjacent or proximate to such countries. As a result of political instability at any of the ports of destination or other regions, the Company may be restricted or prohibited from utilizing such ports, which may have a material adverse effect on the Company. Further, in the event of such instability, the Company may be restricted or prohibited from transferring revenues from such countries. In such event, the financial condition of the Company, including its working capital, could be materially adversely affected. While the Company continues to monitor the political stability of the countries in which such ports of destination are located, there can be no assurance that such efforts will be beneficial to the Company or prevent the Company from suffering any of such consequences.

      Development of Local Supply of Vehicles. The Company provides for the transportation of automobiles and light trucks to purchasers living in North and West Africa and in the Middle East and, shortly, in the Caribbean regions, where the local supply of vehicles is insufficient to meet demand. In the event that a sufficient supply of vehicles develops in any of the markets served by the Company, or which may be served in the future, demand for the Company's services in such markets may decrease substantially, which could have a material adverse affect on the business, prospects, financial condition, and results of operations of the Company.

      Risks of Increased Prices and Continued Supply of Automobiles and Trucks. The business of the Company is dependent upon the relatively inexpensive prices of automobiles and light trucks in Europe and the United States and the continued supply and availability of such vehicles in those areas. There can be no assurance that the prices of vehicles in Europe and the United States will not increase substantially in the future or that the supply of such vehicles in Europe and the United States will not decrease substantially in the future. In either of such events, the economic advantages historically associated with the purchase of automobiles in Europe and the United States by residents of North and West Africa, the Middle East and the Caribbean (e.g., relatively low price and high availability) may be adversely affected, which would have a material adverse effect on the business, prospects, financial condition, and results of operations of the Company.

      Dependence Upon Economies of Ports of Destination. The industry in which the Company conducts operations has historically been affected by general economic downturns and currency fluctuations in the countries of the ports of destination served by the Company. During the years ended December 31, 1999, 1998, and 1997, the Company's principal ports of destination were located in the countries of Angola, Egypt, Guinea, Nigeria, Tunisia and, commencing in 1999, Benin. While none of these countries experienced any trends which had an adverse effect on the business, prospects, financial condition, and results of operations of the Company during the year ended December 31, 1999, there can be no assurance that any country served by the Company will not experience such trends in the future.

      Availability of Specialized Vessels for Charter. Until May 2000, the Company did not own any vessels. The Company generally charters vessels on a voyage by voyage basis. The charters are on the spot market and the Company does not have any long-term agreements with respect to its charters. The specialized vessels chartered by the Company are generally utilized to transport new automobiles from southern Europe to northern Europe prior to the Company's charter of these vessels. The Company takes advantage of the excess capacity these vessels have on their return trips. In the event that demand in Northern Europe for vehicles manufactured in southern Europe should decrease or such automobiles are transported by alternative means, the availability of specialized automobile transport vessels could be reduced and would require the Company to seek alternative sources of cargo space at costs which may be substantially greater than those currently paid by the Company. In such event, the results of operations and financial condition of the Company could be materially adversely affected.

      Risks Associated With Ownership and Operation of Vessels. The Company in May 2000 acquired a 3,000 automobile capacity vessel and plans to acquire two additional automobile carrier vessels principally for transportation of personal automobiles and light trucks between Northern Europe and North and West Africa.

      The operation of any ocean-going vessel carries an inherent risk, without regard to fault, of catastrophic marine disaster, mechanical failure, collision and property losses to the vessel. Also, the business of the Company could be affected by the risk of environmental accidents, the risk of cargo loss or damage, the risk of business interruption because of political action in foreign countries, labor strikes and adverse weather conditions, all of which could result in loss of revenues, increased costs or loss of reputation.

      The Company maintains, and intends to continue to maintain, insurance consistent with industry standards against these risks. However, there can be no assurance that all risks will be adequately insured against, that any particular claim will be paid out of such insurance or that the Company will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution, damages asserted against the Company or the loss of income resulting from a vessel being removed from operations. Moreover, even if insurance proceeds are paid to the Company to cover the financial losses incurred following the occurrence of one of these events, there can be no assurance that the Company's business reputation will not be materially adversely affected by such event. Such an impact on the Company's business reputation could have a material adverse effect on the Company's business and results of operations.

      The operations of Company-owned vessels will also be affected by changing environmental protection and other laws and regulations, compliance with which could entail significant expenses, including potential ship modifications and changes in operating procedures.

      Furthermore, various governmental and quasi-governmental agencies require the Company to obtain permits, licenses and certificates in connection with their operations.

      Competition. The Company competes with, and will compete with, numerous shipping agents, national shipping companies, local and regional companies, and various land-based transporters of automobiles, many of which have significantly larger operations and greater resources than the Company. No assurance can be given that the Company will successfully compete in any market in which it conducts or may conduct operations.

      Growth. In accordance with the requirements of generally accepted accounting principles of the United States, the Company recognizes revenues at the time of delivery of the automobiles to the ports of destination. Until 2000, in substantially all sales, the Company's agents received payment of the fee at the time the purchaser picks up the vehicle. The Company did not receive collected fees generally until three to four months following delivery of the automobiles. (Since January, 2000, approximately 80% of the sales have the purchasers prepay the fee in full). Accordingly, a substantial portion of the Company's working capital as of December 31, 1999 was made up of its accounts receivable. To the extent the Company's fees were or are to be paid on a "freight collect" basis the Company is exposed to the risk that customers will default on their obligation to pay for the transportation of the automobiles upon delivery. To date, the Company has not suffered any material losses in this regard as the cost of the maritime transport of an automobile is low in comparison to the purchase price paid by the customer for the automobile

      In the event of the rapid growth of the Company's operations and renewed reliance in payment of the fee on a "freight collect" basis, the Company would be required to utilize an increasing amount of its capital to finance such receivables, which would limit the ability of the Company to pursue acquisitions of, or investments in, complementary or competitive businesses and could have a material adverse effect on the financial condition of the Company.

      Notwithstanding the foregoing, there can be no assurance that the Company will not suffer such losses in the future. The Company has modified the business practice of shipment on a "freight collect" basis to require prepayment in full. Such modification which may make the services offered by the Company less attractive to potential customers. In such event, the business, prospects, financial condition, and results of operations of the Company could be materially adversely affected.

      Additional Financing Requirements. The contemplated acquisition cost for two additional vessels will be approximately $50,000,000. For this purpose, the Company is negotiating a long term secured loan from a lender. Repayment of the loan and other expansion plans will require additional financing. Such financing may take the form of the issuance of capital stock or debt securities, or may involve bank financing. There can be no assurance that the Company will be able to obtain such additional capital on a timely basis, on favorable terms, or at all. In any of such events, the Company may be unable to implement its expansion and operating plans.

      Dependence Upon Key Personnel. The Company is dependent upon the efforts and abilities of Mr. Joseph J.H. Bisschops, its Chairman and a Managing Director, and Mr. Aldo Labiad, President Chief Executive Officer and a Managing Director of the Company. Mr. Bisschops is a substantial shareholder of the Company and will beneficially own approximately 50.3% of the outstanding Ordinary Shares upon the consummation of this offering. Mr. Labiad is employed pursuant to the an employment agreement with the Company which terminates on December 31, 2002, and Mr. Bisschops is employed pursuant to an agreement which terminates on December 31, 2000 subject to annual renewals unless terminated by either party. The loss or unavailability of the services of either of Messrs. Bisschops or Labiad for any significant period of time could have a material adverse effect on the Company's business prospects. The Company has obtained, and is the sole beneficiary of, key-person life insurance in the amount of $1,000,000 on the lives of each of Mr.

Bisschops and Mr. Labiad. There is no assurance that such insurance will continue to be available on reasonable terms or at all.

      Limited Management Resources. The Company's anticipated growth is expected to place a significant strain on its managerial, operational, and financial resources. To manage this growth, the Company will be required to significantly expand its operational and financial systems and expand, train, and manage its work force. The ability of the Company to attract and retain skilled personnel is critical to its operations and expansion. The Company faces competition for such personnel from many types of businesses, including shipping lines, freight forwarding companies and other established organizations, many of which have significantly larger operations and greater financial, marketing, human, and other resources than the Company. There can be no assurance that the Company will be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. In the event that the Company is not successful in attracting and retaining such personnel, the operations of the Company may be materially adversely affected. Further, the Company anticipates that it will take time to integrate additional skilled individuals into the Company's operations and to build a cohesive and efficient workforce.

      Potential Volatility of Stock Price. The trading price of the Company's Ordinary Shares could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of new markets, events affecting the potential stability of the countries in which the Company's markets are located, changes in earnings estimates by analysts, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of such companies. Company-specific factors or broad market fluctuations may materially adversely affect the market price of the Company's Ordinary Shares.

Item 9A. Qualitative and Quantitative Disclosure About Market Risk.

      Not applicable.

Item 10. Directors and Officers of Registrant.

      As of the date hereof, the directors and executive officers of the Company, their positions held with the Company, and their ages are as follows:

Name                                Age    Position
----                                ---    --------

Aldo Labiad......................   45     President, Chief Executive and
                                           Operating Officer and Managing
                                           Director

Alex de Ridder...................   39     Vice President, Chief Financial
                                           Officer and Director

Joseph J. H. Bisschops...........   63     Chairman of the Board of Directors
                                           and Managing Director

Michael S. Doherty...............   46     Director

Earl Gould......................    61     Director

Charles L. Brock.................   56     Director

Marina Savva.....................   24     Director

      The following is a brief summary of the background of each director and executive officer of the Company:

      Aldo Labiad has served as President, Chief Executive and Operating Officer and Managing Director of the Company since July 1998. Prior thereto he served since the Company's inception in 1988 in various senior executive capacities with the Company, including Chairman of the Board of Directors. In 1979, together with Mr. Bisschops, Mr. Labiad founded MFT in Antwerp, Belgium. They also founded CLN in 1985 of which he has been President.

      Alex de Ridder has served as Vice President and Chief Financial Officer of the Company since January 1997. From 1983 to 1996, Mr. de Ridder served as assistant to Mr. Bisschops at MFT, where he oversaw the geographic expansion of MFT and its affiliates and was responsible for the establishment of its internal controls and systems.

      Joseph J. H. Bisschops has served as an executive officer and a Director of the Company since the Company's inception in 1988-Chairman of the Board of Directors since July 1998; Managing Director since 1988 and, President, Chief Executive and Operating Officer from 1988 to June 1998. Mr. Bisschops has over 40 years of experience in the shipping industry. Mr. Bisschops, a founder of MFT, oversaw its expansion through 1985, to Rotterdam, The

Netherlands; Alexandria, Egypt; Beirut, Lebanon; Madrid and Barcelona, Spain; London, England; and Paris, France. Mr. Bisschops has been an officer of CLN since its inception in 1985 supervising its service for shipping between Northern Europe and North Africa and the Middle East.

      Michael S. Doherty has been President of Doherty, Scotti & Company, LLC, a firm specializing in venture capital and private equity funding for development stage companies, since November 1999. From February 1999 to October 1999, Mr. Doherty served as Senior Managing Director of Spencer Trask Securities. Mr. Doherty served as Managing Director and Director of Private Equity at Cruttenden Roth from October 1996 to February 1999. From 1992 to October 1996, he served as Vice President at Arnhold & S. Bleichroeder, Inc. Mr. Doherty also serves on the boards of several public and private companies, including Harvey Entertainment Company, a children's entertainment company, IPAXS Corporation, a voice over IP and internet telephone company, Xycom Automation, Inc., an industrial automation company and Zyan Communications, Inc., a provider of digital subscriber line services.

      Earl Gould has been since 1990 Managing Director of Global Investments, a $2.5 billion fund. Mr. Gould was a portfolio manager at Atlantic Richfield Company, a pension management firm, for over 20 years.

      Charles L. Brock has been since April 1995 a member in Brock Silverstein LLC, United States corporate and securities counsel to the Company. From 1984 until April 1995 he was a partner in Carter, Ledyard & Milburn. Mr. Brock serves on the Board of Directors of B+H Ocean Ltd. and Excel Maritime Carriers Ltd. Mr. Brock is Chairman of the Company's Audit Committee.

      Marina Savva is an associate of K.C. Saveriades & Co., Cyprus counsel to the Company. All offshore companies formed under the laws of Cyprus are required by such laws to maintain at least one Cypriot resident and citizen on their board of directors; such individual is generally an employee of the law firm which incorporated the corporation in question.

      The Board of Directors maintains a Compensation Committee, which is comprised of Messrs. Bisschops, Labiad, and de Ridder. The Compensation Committee has (a) full power and authority to interpret the provisions of, and supervise the administration of, the 1998 Stock Option Plan and (b) the authority to review all compensation matters relating to the Company.

      The Board of Directors also maintains an Audit Committee. The Audit Committee consists of Directors who are not and have not been employed by the Company or any affiliates thereof. The Audit Committee currently consists of Charles L. Brock (Chairman) and Marina Savva and is charged with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto: (a) preparation of the Company's annual financial statements in collaboration with the Company's independent certified accountants; (b) sale or disposition of vessels, if any, owned by the Company;
(c) mortgaging of vessels, if any, owned by the Company as security for indebtedness of the Company or any subsidiary thereof; (d) annual review of the ratings of the vessels, if any, owned by the Company in consultation with independent shipbrokers; and (e) contracts between the Company and the officers, directors, and other affiliates thereof. The Audit Committee, like most independent committees of public companies, does not have explicit authority to veto any actions of the entire Board of Directors relating to the foregoing or other matters; however, the Company's senior management, recognizing their own fiduciary duty to the Company and its shareholders, is committed not to take any action contrary to the recommendation of the Audit Committee in any matter within the scope of its review.

      For the three-year period terminating on June 26, 2001, Cruttenden Roth Incorporated ("Cruttenden Roth"), as representative of the underwriters of the Company's initial public offering, has the right to appoint one designee to serve as a director or observer to the Board of Directors of the Company. Such director or observer has the right to attend all meetings of the Board of Directors, but, in the case of an observer, has no voting rights. Such director or observer shall be entitled to receive reimbursement for all reasonable out-of pocket expenses incurred to attend such meetings and such director or observer shall be given notice of such meetings in the manner, and at the same time, as other directors are so notified.

Item 11. Compensation of Directors and Officers.

      The following table sets forth the aggregate amount of compensation, exclusive of directors fees, paid by the Company and its subsidiaries to its executive officers and directors during the year ended December 31, 1999:

                                                                      Aggregate
Name                                                                Compensation
----                                                                ------------

Aldo Labiad..................................................         $200,000

Alex de Ridder...............................................          130,000

Joseph J. H. Bisschops.......................................          200,000
                                                                      --------
Directors and officers of the Company as a group (eight
persons) ....................................................         $530,000

      No amounts were set aside or accrued by the Company during the year ended December 31, 1999 to provide pension, retirement or similar benefits for directors and executive officers of the Company pursuant to any plan or otherwise.

      Directors who are not officers of the Company are entitled to receive annual fees of $15,000, and the Chairman of the Audit Committee (currently Charles L. Brock) is entitled to receive an additional fee of $2,000 per month.

Item 12. Options to Purchase Securities from Registrant or Subsidiaries.

The following information is adjusted for a five-for-four stock split effected in May 2000

      In connection with the Company's initial public offering in June, 1998, the Company sold to Cruttenden Roth, for an aggregate purchase price of $10.00, warrants to purchase an aggregate of 150,000 Ordinary Shares with an exercise price of $13.20. The warrants are exercisable for a period of four years ending June 25, 2003.

      In March 1998, the Board of Directors of the Company and shareholders of the Company adopted the 1998 Stock Option Plan (the "Plan"). The Plan provides for the grant of options to purchase up to 875,000 Ordinary Shares to employees, officers, directors, and consultants of the Company. Options may be either "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or non-qualified options. Incentive stock options may be granted only to employees of the Company, while non-qualified options may be issued to non-employee directors, consultants, and others, as well as to employees of the Company.

      To date, options exercisable for an aggregate of 720,000 Ordinary Shares have been granted under the Plan of which options to purchase 87,000 shares have been exercised. Ten year options to purchase (i) 495,000 shares were granted to Michael Doherty of which options with respect to 245,000 shares were granted in January 1999 at $4.80 per share and options with respect to 250,000 shares were granted in February 2000 at $14.40 per share and (ii) 37,500 shares were granted in April 1999 to Earl Gould at $8.30 per share. Mr. Doherty has exercised the $4.80 options with respect to 20,000 shares.

      In connection with a $7,304,000 private placement by the Company of its Ordinary Shares, the Company issued to Spenser Trask Securities Incorporated, the Placement Agent and its affiliates five year warrants to purchase 76,281 shares at $10.704 per share and 76,281 shares at $16.056 per share.

Item 13. Interest of Management in Certain Transactions.

      CLN, the wholly-owned subsidiary of the Company, is incorporated under the laws of, and maintains offices in, Monaco. Monaco tax law allows the imputation of a shareholder charge against pre-tax income. Such charges were approximately $343,000 for the year ended December 31, 1997, and was accounted for as dividends in the Consolidated Financial Statements of the Company and the Notes thereto. The Company discontinued the imputation of such shareholder charge upon the consummation of the Initial Public Offering. See Note 5 of Notes to the Consolidated Financial Statements.

      MFT, an affiliate of which Mr. Bisschops is an officer, director and principal shareholder provides the Company various administrative services for fees which the Company believes are competitive with non-affiliated companies offering similar services. Fees of MFT for the years ended December 31, 1999 and December 31, 1998 amounted to $2,903,000 and $2,427,000, respectively

      The Company is party to an employment agreement with Aldo Labiad, pursuant to which during the period from July 1, 1998 through December 31, 2002 he will serve as President, Chief Executive and Operating Officer and a Managing Director of the Company at an annual base salary of $200,000, with annual increases determined by the Board of Directors in its discretion. The agreement requires Mr. Labiad to devote substantially all of his business time to the performance of his duties and responsibilities to the Company and restricts Mr. Labiad from competing with the Company for a period of two years following the termination of his employment under the agreement.

      An employment agreement with Mr. de Ridder provides for his service as Chief Financial Officer through December 31, 2002 at an annual base salary of $130,000, plus a bonus to be determined by the Board of Directors. The agreement is terminable by either party upon three months notice. The base salary will be subject to additional increases by the Board of Directors in its discretion. The agreement requires Mr. de Ridder to devote substantially all of his business time to the performance of his duties and responsibilities to the Company and restricts him from competing with the Company for a period of two years following the termination of his employment under the agreement.

      The Company has had an employment agreement with Mr. Bisschops pursuant to which he serves as the Chairman of the Company at an annual salary of $200,000. The agreement requires Mr. Bisschops to devote substantially all of his business time to the performance of his duties and responsibilities to the Company and restricts his ability to compete with the Company for a period of two years following the termination of his employment under the agreement. The agreement terminates on December 31, 2000 subject to annual renewals unless either party elects upon three months notice to terminate the agreement.

                                     PART II

Item 14. Description of Securities to be Registered.

      Not applicable.

                                    PART III

Item 15. Defaults Upon Senior Securities.

      Not applicable.

Item 16. Changes in Securities, Changes in Security for Registered Securities and Use of Proceeds.

      Not applicable.

                                     PART IV

Item 17. Financial Statements.

      Not applicable. The Company has elected to furnish financial statements pursuant to Item 18 below.

Item 18. Financial Statements.

              Consolidated Financial Statements of A.C.L.N. Limited

                                                                          Page
                                                                          ----

Independent auditors' report.........................................      F-1

Consolidated balance sheets at December 31, 1998 and 1999............      F-2

Consolidated statements of income for the years ended
December 31, 1997, 1998 and 1999.....................................      F-3

Consolidated statement of shareholders' equity for the
years ended December 31, 1997, 1998 and 1999.........................      F-4

Consolidated statements of cash flows for the years ended
December 31, 1997, 1998 and 1999.....................................      F-5

Notes to financial statements........................................      F-6

Item 19. Financial Statement and Exhibits.

(a) Financial Statements.

      See Item 18 above.

(b) Exhibits.

      Except for Exhibits 10.6 and 23.1, each of the exhibits described below has been filed and is incorporated herein by reference to the corresponding exhibit to the Company's Registration Statement on Form F-1 (Registration Statement No. 333-8052).

                                                                            Page
                                                                            ----

3.1   Articles of Association

3.2   Memorandum of Association

3.3   Certificate of Change of Name of the Registrant

4.1 Form of Warrant to Representatives of underwriters of Registrant's initial public offering

4.2   1998 Stock Option Plan

4.3   Form of Ordinary Share Certificate

4.4 Form of Financial Consulting Agreement between the Registrant and the Representative

5.1   Opinion of Kyriacos C. Saveriades & Co.

10.1  Employment Agreement between Joseph J. H. Bisschops and the Company

10.2  Employment Agreement between Alex de Ridder and the Company

10.3  Employment Agreement between Aldo Labiad and the Company

10.4 Agreement among the Registrant, Aldo Labiad, Joseph J.H. Bisschops Griffin Capital Management Corp., First Diablo Inc., and Diablo Acquisition Corp.

10.6  Form of Warrant issued in October 1999 private placement.*

21.1  Subsidiary of the Registrant

23.1  Consent of BDO International

--------------
*Incorporated herein by reference to Exhibit 4.3 of the Company's Registration Statement on Form F-3 (Registration Statement No. 333-91547).

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        A.C.L.N. LIMITED


                                        By: /s/ Joseph J.H. Bisschops
                                           -------------------------------------
                                           Name:  Joseph J. H. Bisschops
                                           Title: Chairman of the Board

Date: June 27, 2000

                                                                    ACLN Limited
================================================================================

Independent Auditors' Report

The Board of Directors
ACLN Limited

We have audited the accompanying consolidated balance sheets of ACLN Limited and subsidiary as of December 31, 1998 and 1999 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States and Cyprus. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACLN Limited and subsidiary as of December 31, 1998 and 1999, and the results of their operations and cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting standards generally accepted in the United States.

                                BDO International

Nicosia, Cyprus
April 7, 2000

                                                                    ACLN Limited

                                                     Consolidated Balance Sheets
================================================================================

                                                                  December 31,  December 31,
                                                                          1998          1999
--------------------------------------------------------------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                       $11,264,950   $13,944,855
   Cash restricted as to withdrawal                                 36,358,280    63,630,117
   Accounts receivable, net of allowance for bad debts of
      $345,483 and $nil                                              1,487,827     2,400,864
   Deferred expenses                                                        --       261,762
Furniture and fittings                                                      --         5,474
Deposits                                                                 6,587         5,702
--------------------------------------------------------------------------------------------
                                                                   $49,117,644   $80,248,774
============================================================================================
Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable and accruals                                   $   516,311   $   884,541
   Amounts due to related parties                                       41,904        36,272
   Income taxes payable                                              1,870,767     3,012,615
--------------------------------------------------------------------------------------------
                                                                     2,428,982     3,933,428
--------------------------------------------------------------------------------------------
Commitments
Shareholders' equity :
   Ordinary shares, stated value of C(pound)0.01 each, 8,832,692
      (1998: 8,200,000) shares issued and outstanding                  158,470       170,112
   Paid-in capital                                                  13,391,955    20,763,972
   Retained earnings                                                33,108,677    55,320,409
   Accumulated other comprehensive income                               29,560        60,853
--------------------------------------------------------------------------------------------
              Total shareholders' equity                            46,688,662    76,315,346
--------------------------------------------------------------------------------------------
                                                                   $49,117,644   $80,248,774
============================================================================================

                                                                    ACLN Limited

                                               Consolidated Statements of Income

                                                                            Years ended December 31,
                                                                 --------------------------------------------
                                                                         1997            1998            1999
-------------------------------------------------------------------------------------------------------------
Sales                                                            $ 52,902,964    $ 81,882,368    $ 97,538,520
Cost of sales                                                      39,835,082      59,698,461      69,325,373
-------------------------------------------------------------------------------------------------------------
              Gross profit                                         13,067,882      22,183,907      28,213,147
Selling, general and administrative expenses                        2,104,857       4,006,888       4,685,127
-------------------------------------------------------------------------------------------------------------
              Income from operations                               10,963,025      18,177,019      23,528,020
-------------------------------------------------------------------------------------------------------------
Other income (expense)
   Interest income                                                      2,003         100,118          46,260
   Interest expense                                                       (10)            (15)             --
-------------------------------------------------------------------------------------------------------------
                                                                        1,993         100,103          46,260
-------------------------------------------------------------------------------------------------------------
Income before income taxes                                         10,965,018      18,277,122      23,574,280
Income taxes                                                          498,044         862,124       1,362,548
-------------------------------------------------------------------------------------------------------------
Net income                                                         10,466,974      17,414,998      22,211,732
-------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss):
   Foreign currency translation adjustments                          (171,222)         73,682          31,293
-------------------------------------------------------------------------------------------------------------
Comprehensive Income                                             $ 10,295,752    $ 17,488,680    $ 22,243,025
=============================================================================================================
Net income per share - basic                                     $       1.50    $       2.29    $       2.66
=============================================================================================================
Net income per share - diluted                                   $       1.50    $       2.29    $       2.62
=============================================================================================================
Weighted average shares outstanding - basic                         7,000,000       7,600,000       8,357,737
=============================================================================================================
Weighted average shares outstanding - diluted                       7,000,000       7,614,728       8,486,128
=============================================================================================================

                                                                    ACLN Limited

                                  Consolidated Statement of Shareholders' Equity
================================================================================

                                                 Capital Stock             Paid-in        Retained     Accumulated           Total
                                                                           Capital        Earnings           Other
                                                                                                     Comprehensive
                                                                                                            income
                                              Number         Amount
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1996                  1,000,000   $      2,000   $  1,646,425    $  5,569,514    $    127,100    $  7,345,039
Net income                                                       --             --      10,466,974              --      10,466,974
7 for 1 stock split/recapitalization
issue                                      6,000,000        133,790         63,210              --              --         197,000
Capital contribution                                             --      1,000,000              --              --       1,000,000
Cumulative translation adjustment                                --             --              --        (171,222)       (171,222)
Dividend                                                         --             --        (342,809)             --        (342,809)
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1997                  7,000,000   $    135,790   $  2,709,635    $ 15,693,679    $    (44,122)   $ 18,494,982
Net income                                                       --             --      17,414,998              --      17,414,998
Net proceeds from the public offering
of shares (net of offering expenses of
$1,445,000)                                1,200,000         22,680     10,532,320              --              --      10,555,000
Stock options issued for services                                --        150,000              --              --         150,000
Cumulative translation adjustment                                --             --              --          73,682          73,682
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1998                  8,200,000   $    158,470   $ 13,391,955    $ 33,108,677    $     29,560    $ 46,688,662
Net income                                                                              22,211,732                      22,211,732
Net proceeds from a private placement
of shares (net of offering expenses of
$861,539)                                    632,692         11,642      7,292,017                                       7,303,659
Stock options issued for services                                           80,000                                          80,000
Cumulative translation adjustment                                                                           31,293          31,293
----------------------------------------------------------------------------------------------------------------------------------
Balance December 31, 1999                  8,832,692   $    170,112   $ 20,763,972    $ 55,320,409    $     60,853    $ 76,315,346
==================================================================================================================================

                                                                    ACLN Limited

                                           Consolidated Statements of Cash Flows
================================================================================

                                                                                 Years ended December 31,
                                                                           1997            1998            1999
------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
   Net income                                                      $ 10,466,974    $ 17,414,998    $ 22,211,732
   Adjustments to reconcile net income to net cash provided by operating activities
        Depreciation                                                      2,462              --             672
        Stock issued for services                                            --         150,000          80,000
        Changes in assets and liabilities:
           Cash restricted as to withdrawal                         (13,036,468)    (17,972,001)    (27,271,837)
           Accounts receivable                                        1,744,293         243,192        (880,859)
           Deferred expenses                                            212,304       1,103,180        (261,762)
           Accounts payable and accruals                                890,575      (1,089,991)        368,230
           Amounts due to related parties                            (1,361,093)        (37,582)         (5,632)
           Income taxes payable                                         454,271         861,361       1,141,848
------------------------------------------------------------------------------------------------------------------
              Net cash (used in) provided by operating
                activities                                             (626,682)        673,157      (4,617,608)
------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
------------------------------------------------------------------------------------------------------------------
     Purchase of fixed assets                                                --              --          (6,146)
------------------------------------------------------------------------------------------------------------------
              Net cash provided by investing activities                      --              --          (6,146)
------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Capital contribution (notes 4 and 7)                               1,000,000      10,555,000       7,303,659
   Distribution to shareholders                                        (342,809)             --              --
------------------------------------------------------------------------------------------------------------------
              Net cash provided by financing activities                 657,191      10,555,000       7,303,659
------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                30,509      11,228,157       2,679,905
Cash and cash equivalents, beginning of period                            6,284          36,793      11,264,950
------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                           $     36,793    $ 11,264,950    $ 13,944,855
==================================================================================================================
Supplemental cash flow information:
   Income taxes paid                                               $     39,432    $         --    $    189,107
   Interest paid                                                   $         10    $         15    $         --
   Interest received                                               $      2,003    $    100,118    $     46,260
==================================================================================================================

                                                                    ACLN Limited

                                                   Notes to Financial Statements
================================================================================

1. Inception and Principal Activities

ACLN Limited was incorporated on February 16, 1993 in Cyprus as Hemswell Holdings Co Limited and later changed its name to ACLN Limited. It remained dormant until January 1, 1995, when it acquired Compagnie Labiad de Navigation S.A.M., a Company incorporated in Monaco. The principal activity of the group is the operation of liner services for the transport of cargo.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include the accounts of ACLN Limited and its wholly-owned subsidiary, Compagnie Labiad de Navigation S.A.M. (collectively the "Company"). All significant intercompany transactions have been eliminated. The financial statements have been prepared on the basis of accounting principles generally accepted in the United States.

Revenue Recognition

The Company is a facilitator of cargo transport and sales are recorded at the time the shipment in completed.

Concentrations of Credit Risk/Cash Restricted as to Withdrawal

The Company's trade accounts receivable are collected on its behalf by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the credit risk from individual automobile shippers is considered to be minimal. The shipping agents deposit the proceeds for the benefit of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal in the accompanying balance sheet. The funds are transferred to the Company's bank accounts at the completion of processing by the central banking system in accordance with local currency exchange regulations. Cash Restricted as to Withdrawal deposited with the central banks on behalf of the Company by country are as follows:

                                            December 31,            December 31,
Country                                             1998                    1999
--------------------------------------------------------------------------------
Angola                                       $ 5,381,712             $ 7,608,132
Egypt                                          5,328,565               6,707,988
Guinea                                         6,576,064              13,536,832
Nigeria                                        5,688,089               8,708,277
Tunisia                                       13,383,850              25,474,021
Benin                                                 --               1,594,867
--------------------------------------------------------------------------------
                                             $36,358,280             $63,630,117
================================================================================

                                                                    ACLN Limited

                                                   Notes to Financial Statements
================================================================================

The Company assesses the credit worthiness of shipping agents prior to entering into agency contracts. The Company also evaluates the reliability of the central banking systems and the political stability of countries in which it does business prior to arranging a voyage.

Allowance for Bad Debts

In the normal course of business, the Company rarely has accounts receivable collectibility problems. The Company has established an allowance for bad debts against accounts receivable in connection with special automobile transport contracts entered into in 1995 and before for which the Company has not received payment. A substantial part of these amounts has been collected during 1999. The balance has been written-off as bad debts.

Deferred Expenses

Direct costs of shipping revenue are deferred until shipment is complete and revenue is recognized.

Taxation

The provision for income taxes is computed on pretax income based on the current tax law of the relevant tax jurisdiction. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of Financial Instruments

The fair value of financial instruments including cash and cash equivalents, cash restricted as to withdrawal, accounts receivable, accounts payable and income taxes payable approximates the carrying value because of the short term nature of these financial instruments. The fair value of amounts due to related parties cannot be determined because of the nature of the terms.

                                                                    ACLN Limited

                                                   Notes to Financial Statements
================================================================================

Stock Option Plan

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"("APB25") and related Interpretations in accounting for its employee stock options. Under APB 25, for options issued to employees, compensation expense is recorded for the excess of market price of the Company's ordinary shares over the exercise price as of the grant date. Options granted to non-employees are recorded at fair value.

Foreign Currency Translation

Transactions in foreign currencies are recorded using the rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Gains and losses are recorded in the statement of income.

For consolidation purposes, assets and liabilities of subsidiaries denominated in foreign currencies are translated into the reporting currency using the rate at the balance sheet date. The statements of income are translated using average rates in effect during the year. Translation adjustments are recorded in a separate component of stockholders' equity.

Cash and Cash Equivalents

For purposes of the consolidated balance sheets and the statements of cash flows, the Company considers all highly liquid investments having original maturities of three months or less as cash equivalents.

Earnings per share

Net income per share is computed using net income and the weighted average number of shares outstanding considering the 7 for 1 stock split/recapitalization issue effected in December, 1997. All per share amounts have been retroactively restated to reflect the effects of this share transaction.

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants. As required by the Statement all periods presented have been restated to comply with the provisions of SFAS No. 128.

                                                                    ACLN Limited

                                                   Notes to Financial Statements
================================================================================

A reconciliation of shares used in calculating basic and diluted earnings per common share follows.

December 31, 1999

Basic                                                                  8,357,740
Effect of assumed conversion of stock options                            128,388
                                                                       ---------
Diluted                                                                8,486,128
                                                                       =========

Effect of recently issued accounting standards

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, (collectively referred to as derivatives) and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The Company does not expect the adoption of this statement to have a significant impact on the Company's results of operations or financial position.

3. Taxation

Current income tax expense is comprised of the following:

                                            Year ended December 31,
                                ------------------------------------------------
                                   1997               1998               1999
--------------------------------------------------------------------------------
Cyprus                          $  496,351         $  861,361         $1,362,548
Monaco                               1,693                763                 --
--------------------------------------------------------------------------------
                                $  498,044         $  862,124         $1,362,548
================================================================================

The difference between the statutory tax rates and the effective tax rates resulted from the following:

                                                 Year ended December 31,
                                         ---------------------------------------
                                            1997           1998          1999
--------------------------------------------------------------------------------
Tax at statutory rate
  (Monaco 33%; Cyprus 4.25%)             $  566,048     $  783,818    $1,007,459
Penalties and other                          45,123         78,306       355,089
Effect of tax free distribution
  to shareholders (Note 4)                 (113,127)            --            --
--------------------------------------------------------------------------------
                                         $  498,044     $  862,124    $1,362,548
================================================================================

                                                                    ACLN Limited

                                                   Notes to Financial Statements
================================================================================

4. Related Party Transactions

Monaco tax law allows the imputation of a shareholder charge against pre tax earnings. Such charges amounted to approximately $342,808, nil and nil in 1997, 1998 and 1999, respectively, and have been accounted for as dividends. Unpaid shareholder charges of $79,486, $41,904 and $36,272 as of December 1997, 1998 and 1999 are included in amounts due to related parties.

In 1997, one of the Company's shareholders contributed company shares held by it to a joint venture on the Company's behalf in exchange for $1,000,000. The funds received were contributed to the Company and is presented as a capital contribution.

A Director of the Company, served as Senior Managing Director and Director of the West Coast operations of Spencer Trask Securities, Inc., which acted as the placement agent during the Private Placement of the Company's shares that took place in October 1999. Notwithstanding this relationship, the Board of Directors believes that the terms of the offering were at least as favorable as could be obtained from an unaffiliated third party.

A Director of the Company, is a member of the United States councel to the Company.

The Company contracts for the use of dock workers or similar port personnel in Antwerp from a local port company. The outstanding capital stock of this company is beneficially owned by the Chairman of the Board of Directors of the Company. This company also provides the Company with office space in Antwerp as part of the per vehicle fee paid by the Company. Notwithstanding this relationship, the Company believes that the terms of services provided by this company are at least as favorable as could be obtained from an unaffiliated third party.

5. Commitments

The Company leases office space under operating leases that expire within one year. Lease contracts are expected to be renewed at comparable terms. Rent expense amounted to $39,000, $27,000 and $10,000 during the years ended December 31, 1997, 1998 and 1999.

The Company has entered into an employment agreement with Joseph Bisschops pursuant to which Mr. Bisschops has agreed to serve as Chairman of the Board of Directors of the Company, through December 31, 2000. The contract is cancellable by either party with three month's notice. The agreement provides for a base salary of $200,000 per annum through the termination of such agreement.

                                                                    ACLN Limited

                                                   Notes to Financial Statements
================================================================================

The Company has entered into an employment agreement with Alex de Ridder pursuant to which Mr. De Ridder has agreed to serve as Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer) of the Company, through December 31, 2002. The contract is cancellable by either party with three month's notice. The agreement provides for a base salary of $130,000 per annum.

The Company has entered into an employment agreement with Aldo Labiad pursuant to which Mr. Labiad has agreed to serve as President, Chief Executive Officer and Operating Officer, and a Managing Director of the Company during the period from July 1, 1998 through December 31, 2002. The agreement provides for a base salary of $200,000 per annum.

The Company has entered into an employment agreement with Christian Payne pursuant to which Mr. Payne has agreed to serve as Vice President of Finance and Investor Relations of the Company starting on April 20, 1999. The agreement provides for a base salary of $100,000 per annum. Mr Payne's services were terminated on January 31, 2000.

Directors who are not officers of the Company are entitled to receive annual fees of $15,000, and the Chairman of the Audit Committee (currently Charles Brock) is entitled to receive and additional fee of $2,000 per month.

6. Geographical Information

Substantially all the Company's revenues results from the shipment of automobiles from Antwerp, Belgium billed to shipping agents located in various destination ports. Sales by region of destination are as follows:

                                            Years ended December 31,

                                    1997              1998              1999
--------------------------------------------------------------------------------
North Africa                     $18,400,000       $38,400,000       $51,400,000

Middle East                       16,400,000        10,900,000         7,300,000

West Africa                       18,100,000        32,600,000        38,800,000
--------------------------------------------------------------------------------
                                 $52,900,000       $81,900,000       $97,500,000
================================================================================

                                                                    ACLN Limited

                                                   Notes to Financial Statements
================================================================================

7. Private Placement

On October 1 1999, the Company issued 632,692 shares in a private placement in the United States with net proceeds to the Company of $7,303,659.

In connection with the private placement the Company issued 61,025 warrants to purchase the Company's ordinary shares at $13,38 per share and a further 61,025 warrants to purchase the Company's stock at $20,07 per share. The total of 122,050 warrants is exercisable through September 24, 2004. Also, in connection with the Company's initial public offering in July 1998, the Company issued 122,000 warrants to purchase Company stock at $16,50 per share exercisable through June 26, 2003.

8. Stock Option Plan

In March 1998, the Company adopted a stock option plan (the "Plan") which provides for the grant of options to purchase up to 700,000 ordinary shares to employees, officers, directors and consultants of the Company. Options may be either "incentive stock options" within the meaning of the Internal Revenue Code, or non-qualified options. Incentive stock options may be granted only to employees of the Company, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees of the Company.

During 1998, the Company entered into an agreement with a consultant to issue 48,000 options at $7.75, based on the then current market price on the date of the agreement, that vested over a period ending June, 1999. As of December 31, 1999, 48,000 of these options were exercisable. In connection with that agreement the company recorded an expense of $150,000 and $80,000 based on the fair value of the options granted and earned in 1998 and 1999 respectively. None of these options have been exercised as at the date of these financial statements.

During 1999, options exercisable for an aggregate of 280,000 ordinary shares have been granted under the Plan to employees of the company, of which options exercisable for an aggregate of 200,000 ordinary shares were granted to Michael Doherty at an exercise price of $6.00, options exercisable for an aggregate of 50,000 ordinary shares were granted to Christian Payne at an exercise price of $10.375, and options exercisable for an aggregate of 30,000 ordinary shares were granted to Earl Gould at an exercise price of $10.375. None of these options have been exercised as at the date of these financial statements.

The Company applies Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the Plan. Under APB Opinion 25, no compensation cost is recognised if the exercise price of the Company's employee stock options is equal to or greater than the market price of the underlying stock on the date of the grant.

                                                                    ACLN Limited

                                                   Notes to Financial Statements
================================================================================

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires the Company to provided pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value method prescribed by SFAS 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes options-pricing model with the following weighted-average assumptions for options granted in 1999: no dividends paid for the year; expected volatility of 45,8%; risk-free interest rate of 5,01% and expected life of 9,5 years.

Under the provisions of SFAS No. 123, the Company's income from continuing operations available to common shareholders and its basic and diluted earning per share would have decreased to the pro forma amounts indicated below:

                                                                     Year ended
                                                                    December 31,
                                                                        1999
                                                                        ----
Income from continuing operations
    Available to common shareholders:
       As reported                                                   $22,211,732
       Pro forma                                                     $21,438,530

Basic earnings per share:
       As reported                                                         $2.66
       Pro forma                                                           $2.57

Diluted earnings per share:
       As reported                                                         $2.66
       Pro forma                                                           $2.53

                                                                    ACLN Limited

                                                   Notes to Financial Statements
================================================================================

The following table contains information on stock options for the year ended December 31, 1999.

                                            Option    Exercise price   Weighted average
                                            shares    range per share   exercise price
                                            ------    ---------------   --------------
                                                             $                $

Outstanding, December 31, 1998              48,000                7.75         7.75

Granted                                    280,000      6.00 to 10.375         7.25

Exercised                                       --                  --           --
                                           -------
Outstanding, December 31, 1999             328,000      6.00 to 10.375         7.32
                                           =======

The following table summarises information about stock options outstanding and exercisable at December 31, 1999:

                                   Weighted
                                    average       Weighted                     Weighted
                                   remaining       average                     average
      Range of                    contractual     exercise                     exercise
   exercise prices  Outstanding   life (years)      price     Exercisable       price
   ---------------  -----------   ------------      -----     -----------       -----
        $                                          $                           $
              6.00      200,000          9.39         6.00        66,667           6.00

              7.75       48,000          9.56         7.75        48,000           7.75

            10.375       80,000          9.60       10.375        80,000         10.375
                        -------                                  -------
    6.00 to 10.375      328,000                                  194,667
                        =======                                  =======

There were remaining options available for issuance under the Plan as of December 31 of 1999 equal to 372,000.