Form 20-F
period 2000-12-31
ACLN LTD
filed 2001-06-28
CIK 1021264

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

     [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
               FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                       OR

     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
              FOR SUCH TRANSITION PERIOD FROM _______ TO _______

                       Commission file number: 000-29736

                                A.C.L.N. LIMITED

             (Exact name of Registrant as specified in its charter)

                                     CYPRUS

                 (Jurisdiction of incorporation or organization)

                              MECHELSE STEENWEG 166
                             B-2018 ANTWERP, BELGIUM

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

  Title of each class        Name of each exchange on which registered
          None                             Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  Ordinary Shares, par value CYP .01 per share

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                                      None

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

             14,124,309 Ordinary Shares, par value CYP .01 per share

                               (Number of shares)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.

                                                Yes [X]       No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                Item 17 [ ]    Item 18 [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST
 FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by the court.

                                                    Yes [ ]       No [ ]

                                                                                                                 Page
PART I............................................................................................................1

       ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS...........................................1
       ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE.........................................................1
       ITEM 3.    KEY INFORMATION.................................................................................1
           A.     Selected Financial Data.........................................................................1
           B.     Capitalization and Indebtedness.................................................................2
           C.     Reasons for Offer and Use of Proceeds...........................................................2
           D.     Risk Factors....................................................................................2
       ITEM 4.    INFORMATION ON THE COMPANY......................................................................7
           A.     History and Development of our Company..........................................................7
           B.     Business Overview...............................................................................7
           C.     Organizational Structure.......................................................................12
           D.     Property, Plants and Equipment.................................................................12
       ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................................................13
           A.     Operating Results..............................................................................13
           B.     Liquidity and Capital Resources................................................................15
           C.     Research and Development, Patents and Licenses, Etc............................................16
           D.     Trend Information..............................................................................16
       ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................................................16
           A.     Directors and Senior Management................................................................16
           B.     Compensation...................................................................................18
           C.     Board Practices................................................................................19
           D.     Employees......................................................................................20
           E      Share Ownership................................................................................20
       ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............................................21
           A.     Major Shareholders.............................................................................21
           B.     Related Party Transactions.....................................................................22
           C.     Interests of Experts and Counsel...............................................................22
       ITEM 8.    FINANCIAL INFORMATION..........................................................................22
           A.     Consolidated Statements and Other Financial Information........................................22
           B.     Significant Changes............................................................................22
       ITEM 9.    THE OFFER AND LISTING..........................................................................23
           A.     Offer and Listing Details......................................................................23
           B.     Plan of Distribution...........................................................................24
           C.     Markets........................................................................................24
           D.     Selling Shareholders...........................................................................24
           E.     Dilution.......................................................................................24
           F.     Expenses of the Issue..........................................................................24
       ITEM 10.   ADDITIONAL INFORMATION.........................................................................24
           A.     Share Capital..................................................................................24
           B.     Memorandum and Articles of Association.........................................................24
           C.     Material Contracts.............................................................................24
           D.     Exchange Controls..............................................................................24
           E.     Taxation.......................................................................................25
           F.     Dividends and Paying Agents....................................................................25
           G.     Statement by Experts...........................................................................25
           H.     Documents on Display...........................................................................25
           I.     Subsidiary Information.........................................................................25
       ITEM 11.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................25
       ITEM 12.   DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.........................................25



PART II..........................................................................................................26

       ITEM 13.   DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES................................................26
       ITEM 14.   MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS.................26
       ITEM 15.   [RESERVED].....................................................................................26
       ITEM 16.   [RESERVED].....................................................................................26

PART III.........................................................................................................27

       ITEM 18.   FINANCIAL STATEMENTS...........................................................................F-1
       ITEM 19.   EXHIBITS.......................................................................................28

PART I

ITEM 1   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not applicable.

ITEM 2   OFFER STATISTICS AND EXPECTED TIMETABLE

         Not applicable.

ITEM 3   KEY INFORMATION

         In addition to historical information, this annual report includes forward-looking statements. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are made only as of the date of this annual report, and we do not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise.

         These forward-looking statements are identified by their use of terms and phrases "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Most of these statements are contained in sections entitled Item 3.D "Risk Factors," Item 3. A. "Selected Financial Data,"
Item 4. B. "Business Overview," and Item 5. "Operating and Financial Review and Prospects" and other sections of this annual report.

         These forward-looking statements involve risks, uncertainties and other factors that may cause our actual future results, performance and achievements to be materially different from those suggested or described in this annual report. Many of the factors that will determine these results, performance and achievements are beyond our control. These factors, among others, include:

         o the instability of the economies and governments of foreign countries in which our markets are located,

         o        availability of vessels for transportation to our markets,

         o        risks relating to owning and operating vessels, and

         o        dependency upon key personnel.

         The risks described above and in the other sections of this annual report are not exhaustive. We operate in competitive environments. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all risks applicable to our business, nor can we assess the impact of all these risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements as a prediction or guarantee of actual results.

         A.       SELECTED FINANCIAL DATA

         The financial information set forth below for the years ended December 31, 1996, 1997, 1998, 1999 and 2000 has been derived from our financial statements, which have been audited by BDO International, independent auditors. Our consolidated financial statements for the years ended December 31, 1998, 1999 and 2000 are included in Item 18 below.

                                                                    YEAR ENDED DECEMBER 31,
                                              --------------------------------------------------------------------
                                                                         (IN THOUSANDS)
                                                   1996          1997          1998          1999          2000
                                                   ----          ----          ----          ----          ----
                                                     USD          USD           USD           USD            USD

Sales....................................          36,124        52,903        81,882        97,538        168,149
Cost of sales............................          27,166        39,835        59,698        69,325        119,241
Gross profit.............................           8,958        13,068        22,184        28,213         48,908
Selling, general and administrative......           1,499         2,105         4,007         4,685          5,228
Income from operations...................           7,459        10,963        18,177        23,528         43,680

Other income (expense)
  Interest income........................              --             2           100            46          1,115
  Interest expense.......................            (50)             0             0            --             --
                                                   ------        ------        ------        ------        -------
  Total..................................            (50)             2           100            46          1,115
                                                   ------        ------        ------        ------        -------
Income before taxes......................           7,409        10,965        18,277        23,574         44,795
Income taxes.............................             344           498           862         1,362          2,370
                                                   ------        ------        ------        ------        -------
  Net income.............................           7,065        10,467        17,415        22,212         42,425
                                                   ======        ======        ======        ======        =======
Net income per share:
Basic....................................            0.65          0.96          1.47          1.70           3.03
Diluted..................................            0.65          0.96          1.46          1.68           2.91

Weighted average number of shares outstanding:
Basic....................................          10,938        10,938        11,875        13,059         13,989
Diluted..................................          10,938        10,938        11,898        13,259         14,585

         B.       CAPITALIZATION AND INDEBTEDNESS

          Not applicable.

         C.       REASONS FOR OFFER AND USE OF PROCEEDS

         Not applicable.

         D.       RISK FACTORS

         WE MAY LOSE SIGNIFICANT PORTIONS OF OUR BUSINESS IF THERE IS POLITICAL INSTABILITY IN THE COUNTRIES TO WHICH WE SHIP CARS AND LIGHT TRUCKS.

         The ports of destination of the vessels chartered by us have been located in the Middle East and North and West Africa. These regions have had recent histories of political instability. For example, from 1991 through 1993, there existed a state of political instability and war in the Persian Gulf region which materially impaired our results of operations. Our operations in these regions and our ability to utilize the ports in the countries of these regions are affected by the political, economic, and military conditions in these countries and in regions adjacent or proximate to them. As a result of political instability at any of the ports of destination or other regions, we may be restricted or prohibited from utilizing some of these ports, which may have a material adverse effect on our business. In this event, our financial condition, including our working capital, could be materially adversely affected. While we continue to monitor the political stability of the countries in which our ports of destination are located, we cannot assure you that our efforts in this regard will be beneficial to us or prevent us from suffering any of the above consequences.

         WE MAY LOSE SIGNIFICANT PORTIONS OF OUR BUSINESS IF THE COUNTRIES TO WHICH WE SHIP CARS AND LIGHT TRUCKS DEVELOP AN ALTERNATIVE SUPPLY SOURCE OR START MANUFACTURING CARS AND LIGHT TRUCKS.

         Our logistics business provides for the transportation of cars and light trucks to purchasers living in North and West Africa and in the Middle East, where the local supply of vehicles is insufficient to meet demand. In the event that a sufficient supply of vehicles develops in any of the markets served by us, or which may be served in the future, demand for our services in these markets may decrease substantially, which could have a material adverse affect on our business, prospects, financial condition, and results of operations.

         IF THE PRICES OF CARS AND LIGHT TRUCKS IN EUROPE AND THE UNITED STATES RISE, OR IF THE SUPPLY OF CARS AND LIGHT TRUCKS DECREASES, IT WILL BE LESS ATTRACTIVE FOR OUR CUSTOMERS TO USE OUR SERVICES RESULTING IN REDUCED REVENUES AND LOSS OF MARKET SHARE.

         Our business is dependent upon the relatively inexpensive prices of cars and light trucks in Europe and the United States and the continued supply and availability of such vehicles in those areas. We cannot assure you that the prices of vehicles in Europe will not increase substantially in the future or that the supply of such vehicles in Europe will not decrease substantially in the future. If cars and light trucks become more expensive in Europe or if the supply of these vehicles decreases, our business, revenues and market shares will suffer.

         WE ARE DEPENDENT ON THE ECONOMIES OF THE COUNTRIES WHERE WE HAVE PORTS OF DESTINATION AND IF THOSE ECONOMIES ARE SLOWING DOWN, OUR BUSINESS WILL SUFFER AND OUR REVENUES MAY DECREASE SIGNIFICANTLY.

         The industry in which we conduct our operations has historically been affected by general economic downturns and currency fluctuations in the countries of the ports of destination we serve. During the year ended December 31, 2000, our principal ports of destination were located in the countries of Benin, Tunisia, Libya, Ghana, Ivory Coast, Nigeria, Guinea, Angola, Egypt, Togo, The Gambia, Mauritania and Cameroon. While none of these countries experienced any trends which had an adverse effect on our business, prospects, financial condition, and results of operations during the year ended December 31, 2000, we cannot assure you that any country served by us will not experience these or similar trends in the future.

         WE CONTINUE TO RELY ON SPECIALIZED VESSELS FOR CHARTER FOR A PORTION OF OUR BUSINESS. ANY SIGNIFICANT REDUCTION IN CAPACITY ON CHARTERED VESSELS MAY INCREASE THE PRICE OF THOSE CHARTERS AND OUR OPERATING COSTS.

         Prior to May 2000, we did not own any vessels, and prior to 1999, we had not entered into a long-term agreement for space on vessels. We expect that we will continue to use charter vessels on a voyage-by-voyage basis without the benefit of long-term agreements for a substantial portion of our business. The specialized vessels chartered by us are generally utilized to transport new vehicles from southern Europe to northern Europe prior to our charter of these vessels. We take advantage of the excess capacity these vessels have on their return trips. In the event that demand in Northern Europe for vehicles manufactured in southern Europe decreases or if they are transported by alternative means, the availability of specialized car transport vessels could be reduced and we would be required to seek alternative sources of cargo space at costs which may be substantially greater than those currently paid by us resulting in higher operating costs.

         OWNERSHIP AND OPERATION OF OUR OCEAN-GOING VESSEL, THE SEA ATEF, EXPOSE US TO A NUMBER OF RISKS WHICH COULD LEAD TO A LOSS IN REVENUES, INCREASED COSTS AND LOSS OF OPERATION.

         The operation of any ocean-going vessel carries an inherent risk, without regard to fault, of catastrophic marine disaster, mechanical failure, collision and property losses to the vessel. Also, our business could be affected by the risk of environmental accidents, the risk of cargo loss or damage, the risk of business interruption because of political action in foreign countries, labor strikes and adverse weather conditions, all of which could result in loss of revenues, increased costs or loss of reputation.

         We maintain, and intend to continue to maintain, insurance consistent with industry standards against these risks. However, we cannot assure you that all risks will be adequately insured against, that any particular claim will be paid out of our insurance or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental and other regulations may result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution, damages asserted against us or the loss of income resulting from a vessel being removed from operations. Moreover, even if insurance proceeds are paid to us to cover the financial losses incurred following the occurrence of one of these events, we cannot assure you that they will not materially adversely affect our business reputation. This could, in turn, have a material adverse effect on our business and results of operations.

         The operations of our vessel will also be affected by changing environmental protection and other laws and regulations, compliance with which could entail significant expenses, including potential ship modifications and changes in operating procedures.

         WE CANNOT PREDICT THE SUCCESS OF OUR WHOLESALE AUTOMOBILE BUSINESS BECAUSE WE HAVE ENGAGED IN THIS BUSINESS ONLY VERY RECENTLY.

         The viability and success of our new wholesale automobile business is subject to the risks inherent in any new business venture. We have expanded our operations to include this new line of business only in the first quarter of 2000, and as a result, we have very little historical financial and operating data on which to build this business. We cannot assure you that we will be able to develop a sustainable wholesale automobile business in the near future, or at all, or that this line of business will ultimately become successful and profitable. If our wholesale automobile business fails, our business prospects and operating results, including the anticipated increase in the revenue from our logistics business resulting from an established wholesale automobile business, may be materially adversely affected.

         OUR OPERATING RESULTS MAY FLUCTUATE FROM PERIOD TO PERIOD, AND THEREFORE, OUR HISTORICAL PERFORMANCE MAY NOT BE INDICATIVE OF OUR OPERATING RESULTS.

         Our business is a function of the purchasing patterns of our clients. Accordingly, our results of operations are subject to variations in any given year and from quarter to quarter. Such fluctuations may be the result of changing comparative economic conditions, the global economy, the approval of trade or other treaties, or other factors, some or all of which may be beyond our control. See Item 5. "Operating and Financial Review and Prospects."

         OUR INABILITY TO FULLY COMPLY WITH VARIOUS GOVERNMENTAL REGULATIONS APPLICABLE TO OUR BUSINESS MAY ADVERSELY AFFECT US.

         The operation of vessels in international waters is subject to regulation by a variety of national and international organizations, laws and conventions. We are required to conduct our operations in conformity with all applicable laws and regulations. While we believe that we currently conduct our operations in conformity with all applicable laws and regulations, failure to comply with such applicable laws and regulations could subject us to civil remedies, including fines, injunctions, or seizures, as well as potential criminal sanctions, which could have a material adverse effect on our company. See Item 4.B "Business Overview--Government Regulation."

         WE FACE COMPETITION FROM A NUMBER OF DIFFERENT COMPANIES OPERATING BY SEA AND BY LAND AND, IF WE FAIL TO COMPETE EFFECTIVELY, WE WILL LOSE MARKET SHARE AND REVENUES.

         We compete, and will continue to compete, with numerous shipping agents, national shipping companies, local and regional companies, as well as with various land-based transporters of vehicles, many of which have significantly larger operations and greater resources than we do. We cannot assure you that we will successfully compete in any market in which we conduct or may conduct operations and if we fail to compete effectively we will lose market share and revenues.

         RISKS RELATED TO PAYMENT OF FEES ON A "FREIGHT COLLECT" BASIS COULD NEGATIVELY AFFECT OUR FINANCIAL CONDITION.

         If we revert to relying on payment of our fees on a "freight collect" basis, as we did until the first quarter of 2000, we would be required to utilize an amount of our capital to finance receivables, which could have a material adverse effect on our financial condition. Such adverse effects on our financial condition could include unavailability of funds for long periods of time due to restriction on capital withdrawal from some countries in which we do business, a negative effect on our working capital requirements, and significantly reduced earnings per share to our shareholders.

         OUR MANAGEMENT RESOURCES WILL BE STRAINED IF WE GROW OUR BUSINESS AS ANTICIPATED AND WE WILL NEED TO EXPAND OUR OPERATIONAL SYSTEMS, HIRE ADDITIONAL PERSONNEL AND RETAIN THEM IN ORDER TO SUCCESSFULLY MANAGE OUR GROWTH PROCESS.

         Our anticipated growth is expected to place a significant strain on our managerial, operational, and financial resources. To manage this growth, we will be required to significantly expand our operational and financial systems and expand, train, and manage our work force. Our ability to attract and retain skilled personnel is critical to our operations and expansion. We face competition in this area from many types of businesses, including shipping lines, freight forwarding companies and other established organizations, many of which have significantly larger operations and greater financial, marketing, human, and other resources than we do. We cannot assure you that we will be successful in attracting and retaining qualified personnel on a timely basis, on competitive terms, or at all. In the event that we are not successful in attracting and retaining skilled personnel, our operations may be materially adversely affected. Further, we anticipate that it will take time to integrate additional skilled individuals into our operations and to build a cohesive and efficient workforce.

         WE ARE DEPENDENT ON OUR KEY PERSONNEL.

         We are dependent upon the efforts and abilities of Mr. Joseph J.H. Bisschops, our chairman and a managing director, and Mr. Aldo Labiad, our president, chief executive and operating officer and a managing director. Mr. Bisschops is a substantial shareholder who beneficially owned approximately 49.6% of our outstanding ordinary shares as of December 31, 2000. Mr. Labiad is employed pursuant to an employment agreement with us, which terminates on December 31, 2002 and Mr. Bisschops is employed pursuant to an agreement with us, which terminated on December 31, 2000 and has been renewed for an additional one-year term. The loss or unavailability of the services of either of Messrs. Bisschops or Labiad for any significant period of time could have a material adverse effect on our business prospects. We have obtained, and are the sole beneficiary of, key-person life insurance in the amount of $1,000,000 on the lives of each of Mr. Bisschops and Mr. Labiad. We cannot assure you that this insurance will continue to be available on reasonable terms or at all.

         OUR MAJOR STOCKHOLDER AND MANAGING DIRECTOR OWNS A SIGNIFICANT PERCENTAGE OF OUR COMPANY, AND WILL BE ABLE TO EXERCISE SIGNIFICANT INFLUENCE OVER OUR COMPANY.

         Mr. Joseph J.H. Bisshops, our chairman and a managing director, beneficially owned approximately 49.6% of our outstanding ordinary shares as of December 31, 2000. Mr. Bisschops has the ability to control the election of our directors and the outcome of all issues submitted to a vote of our shareholders. For more details, please see Item 7. "Major Shareholders and Related Party Transactions."

         IT MAY BE DIFFICULT TO EFFECT SERVICE OF PROCESS AND ENFORCEMENT OF LEGAL JUDGMENTS UPON OUR COMPANY AND SOME OF OUR OFFICERS AND DIRECTORS WHO RESIDE OUTSIDE THE UNITED STATES.

         As some of our officers and directors reside outside of the United States, service of process upon our company and such persons may be difficult to effect within the United States. Also, all of our assets are located outside the United States and any judgment obtained in the United States against us may not be enforceable outside the United States. Our legal counsel in Cyprus, Economides, Patsalides & Co. Advocates, advised us that there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, in original actions instituted in Cyprus. Subject to some time limitations, however, Cypriot courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction
- according to the rules of private international law currently prevailing in Cyprus - which enforces similar Cypriot judgments, provided that, subject to the discretion of the Cypriot courts and procedural requirements:

         o        due service of process has been effected,

         o such judgments or their enforcement are not contrary to the law, public policy, security, or sovereignty of Cyprus,

         o such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties, and

         o an action between the same parties in the same matter is not pending in any Cypriot court at the time the lawsuit is instituted in the foreign court.

We have irrevocably appointed Christian Payne, our chief financial officer, as our agent to receive service of process in any action against us in the United States relating to federal securities laws matters.

         Foreign judgments enforced by Cypriot courts generally will be payable in Cypriot currency, and a special permit of the Cypriot Controller of Foreign Currency will be required to convert the Cypriot currency into U.S. dollars and to transfer such U.S. dollars out of Cyprus. Judgment creditors must bear the risk that they will be unable to convert their award into foreign currency that can be transferred out of Cyprus and the risk of unfavorable exchange rates.

         BECAUSE WE ARE INCORPORATED UNDER THE LAWS OF CYPRUS, IT MAY BE MORE DIFFICULT FOR OUR SHAREHOLDERS TO PROTECT THEIR RIGHTS THAN IT WOULD BE FOR A SHAREHOLDER OF A CORPORATION INCORPORATED IN ANOTHER JURISDICTION.

         Our corporate affairs are governed by our Memorandum of Association and Articles of Association and by the Companies Law of Cyprus. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under the Cyprus law may not be as clearly established as are the rights of shareholders in many other jurisdictions. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our major shareholders than they would have as shareholders of a corporation incorporated in another jurisdiction.

          WE DO NOT ANTICIPATE PAYING CASH DIVIDENDS FOR THE FORESEEABLE FUTURE, AND OUR DIVIDEND POLICY CAN ONLY BE CHANGED IN THE DISCRETION OF OUR BOARD OF DIRECTORS.

         We have never paid cash dividends on our ordinary shares and do not anticipate paying cash dividends in the foreseeable future, but rather intend to retain future earnings, if any, for reinvestment in our business. In addition, any credit agreements or arrangements into which we may enter with institutional lenders may contain restrictions on the payment of dividends by us. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent on our financial condition, results of operations, capital requirements, and such other factors as our board of directors deems relevant. In addition, the declaration of dividends by the board of directors requires shareholder approval, which may reduce, but not increase, such dividends from the amount recommended by the board.

         In the event cash dividends are declared in the future, they will generally be paid in Cyprus pounds (although we believe that the applicable law permits the payment of such dividends in U.S. dollars), and, in that event, we cannot assure you that these dividends will be exchangeable for U.S. dollars at market rates of exchange, or at all. Under current Cyprus regulations, any dividends or other distributions paid in respect of securities purchased by non-residents of Cyprus with certain non-Cyprus currencies (including U.S. dollars) will be freely repatriable in such non-Cyprus currencies at the rate of exchange prevailing at the time of conversion, provided that Cyprus income tax has been paid on, or withheld from, such payments. See Item 10. E. "Taxation." Although no Cyprus income tax is currently applicable to holders of ordinary shares who are not residents or citizens of Cyprus, there can be no assurance that such tax or withholding requirements related thereto will not be enacted in the future.

         OUR STOCK PRICE IS INFLUENCED BY A NUMBER OF FACTORS, ALL OF WHICH COULD RESULT IN VOLATILITY IN OUR STOCK PRICE.

         The trading price of our ordinary shares could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of new markets, events affecting the potential stability of the countries in which our markets are located, changes in earnings estimates by analysts, or other events or factors. In addition, the stock market has experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of the companies affected by the fluctuations. Company-specific factors or broad market fluctuations may materially adversely affect the market price of our ordinary shares.

ITEM 4.  INFORMATION ON THE COMPANY

         A.       HISTORY AND DEVELOPMENT OF OUR COMPANY

         Our legal name is ACLN Limited and our commercial name is ACLN Ltd. We began operations in 1978, shipping cars from Antwerp, Belgium to Tunisia. We were incorporated under the laws of Cyprus on February 16, 1993 under the name Hemswell Holdings Co. Ltd., as a private company limited by shares. Our status was subsequently changed in June 1998 to that of a public company limited by shares. We acquired all of the capital stock of C.L.N., S.A.M., a Monaco corporation, as of January 1, 1995. C.L.N., S.A.M. was incorporated on March 23, 1988 to carry on the operations of Continent Levant Lines, which began operations in 1978. We changed our name to "C.L.N. Limited" on March 1, 1996, and subsequently to A.C.L.N. Limited on June 7, 1996. On June 26, 1998, we consummated the initial public offering of our ordinary shares in the United States. Our ordinary shares are currently traded on the Nasdaq National Market under the symbol "ACLNF."

         We have recently added a new wholesale automobile business to our operations. For more information about this additional line of business, please see "-Business Overview."

         Our executive offices are located at Mechelse Steenweg 166, B-2018 Antwerp, Belgium, and our telephone number when dialed from the United States is 011-32-3-244-1010. We maintain a website at www.aclnfltd.com. Information contained in our website does not constitute a part of this annual report. A description of our principal capital expenditures during our fiscal year 2000 and information concerning the principal capital expenditures currently in progress and the method of financing is included in Item 5. B. "Liquidity and Capital Resources."

         B.       BUSINESS OVERVIEW

         INTRODUCTION

         We are an independent logistics provider and wholesale automobile dealer operating primarily between Europe and North and West Africa. We began operations in 1978 and we currently operate in the following two business segments, with individuals and port agents in 15 ports located in 13 countries in North and West Africa, from four ports in large established markets in Northern Europe:

         o door-to-door logistics services for cars and light trucks consisting of the delivery of new and pre-owned cars and light trucks to purchasers, and

         o wholesale automobile business consisting of the delivery of new cars which we purchased on a bulk-discounted basis, against pre-existing orders, to purchasers.

         We consider our main strengths to be the following:

         o reputation among former and potential customers - African residents and automobile dealers,

         o        exclusive network of port agents in Africa, and

         o relationships with dealers in Europe built over 23 years of business activities, to efficiently source, ship and deliver vehicles.

         We believe that we can continue to provide our door-to-door logistics and new wholesale automobile business to individuals and independent dealers in Africa and to automobile manufacturers who would benefit from our unique combination of "turn-key" logistics services to North and West Africa and wholesale automobile business in African markets where these manufacturers may not have a presence. We attempt to differentiate ourselves from other logistics providers in the car and light truck market through our reputation for quality of service, timely shipments, regular shipping schedules and large number of ports of destination.

         Our business objective is to become the largest and most profitable automotive logistics and wholesale automobile business operating between Europe and Africa. We intend to achieve this goal by utilizing our long-standing relationships in the automotive and shipping industries to capitalize on what we believe are underserved markets for cars in North and West Africa. We intend to become a leading seller of new cars through our new wholesale line of business in North and West Africa. Furthermore, we intend to market our capabilities to automobile manufacturers who require logistics services in Africa, a market where many automobile manufacturers have yet to generate significant sales. In general, we seek new opportunities for growth and profitability that diversify our revenue streams, balance sheet and business risks, in addition to further development of our wholesale business which we started in the first quarter of 2000.

         Our growth and operating strategies are based on the execution of several initiatives, which include:

         o COST LEADER POSITIONING - We intend to become the cost leader in the automotive logistics industry in Africa. There are two primary components of our cost of sales to the African market:
                  (1) sea freight, or the cost of chartering vessels which transport vehicles and (2) port agent fees, or the fees paid to port agents and others in destination ports for the discharging, stevedoring and customs management of cars. To date, we have typically outsourced these functions through charter arrangements, port agent relationships and stevedoring contracts. However, we intend to implement a vertical integration strategy through which we will integrate some of our key costs of sales. In doing so, we believe that we can improve profitability, maintain a cost leader position in the African markets we serve and improve the overall quality of our service.

         o INDEPENDENT WHOLESALE AUTOMOBILE BUSINESS - We intend to establish ourselves as the leading independent car dealer in Africa. In doing so, we hope to (1) increase our wholesale automobile business profits and shipping revenue and (2) become the leading independent new automobile dealer with "turn-key" network and shipping to over 15 countries in North and West Africa. We believe that this turn-key solution, combined with our cost-leader position in automotive logistics to North and West Africa, will allow us to compete effectively for new car logistics contracts with car manufacturers.

         o REPLICATE OUR MODEL ELSEWHERE - We believe that there are opportunities globally to replicate our business model of facilitating the transportation and trading of vehicles from developed to developing countries. Consumers in developed nations are replacing cars after increasingly shorter ownership periods, while, in developing nations, demand has increased for certain models and makes supported by dealer networks and replacement part inventory infrastructures. We intend to explore potential joint ventures, acquisitions or other business arrangements aimed at replicating our business model in additional markets. We presently have no definitive agreements, arrangements or understandings with respect to any potential acquisition, joint venture or other business arrangement. We cannot assure you that any acquisition, joint venture or other business arrangement considered by us will be consummated, completed or profitable.

         o NEW CAR LOGISTICS BUSINESS - We intend to grow our new wholesale automobile business by utilizing our logistics capabilities and expertise in the North and West African markets we presently serve. In 2000, according to European Auto News, people in the countries served by us purchased approximately 215,250 new cars. We believe, based on our observations of the demand for used cars in our served markets, that a significant demand exists for new cars, but that limited distribution opportunities exist among certain car manufacturers in Africa. By combining turn-key logistics services delivered into Africa with our expertise in the car market in Africa, we believe that we can continue to successfully enter the new car logistics business.

         OUR MARKETS

         We believe that Africa and other developing countries remain attractive and underserved markets for new and pre-owned cars, and that there is a large and increasing demand for full-service car logistics providers in these markets. The availability of cars is limited in North and West Africa due to the lack of significant car manufacturing and import restrictions, and other factors. According to "Automotive News Europe," car production in Africa represented only 1.6% of total global car production in 1999, the last year for which reliable data is available, and the number of new cars shipped into the markets we serve was approximately 154,000. We estimate that the size of the used car market in North and West Africa is between six to eight times the size of the new car market in terms of the number of cars imported. Purchasers of cars in these regions often fly to Northern Europe, principally Brussels, Amsterdam and Hamburg, to purchase vehicles at large established markets for cars and light trucks located there. These markets have developed over approximately three decades due to their proximity to shipping lanes and the availability of popular makes and models of personal vehicles.

         We believe that several long-term economic and social trends in Africa have contributed to past economic growth and the resulting growth in demand for consumer durable goods, including automobiles. Many of these trends combine to enhance the attractiveness of these markets to us, including:

         o        rising per capita GDP,

         o        low passenger car penetration rates,

         o        increasing participation in the global economy,

         o        reduced tariffs and import restrictions, and

         o        increasing investment in transportation infrastructure.

         Since 1995, the median African economy has grown at approximately 4% per year, the best sustained performance since independence of certain countries in North and West Africa. Furthermore, markets have been opened, currencies realigned, tariffs reduced and price controls abolished.

         OUR LOGISTICS SERVICES

         For all vehicles shipped through our services, we or the dealer arrange for the transport of the vehicle to the port of embarkation and we arrange for the processing and required customs clearance and issue a bill of lading to the customer. The issued bill of lading evidences acceptance of the vehicle by us and is accompanied by an invoice documenting the shipping fee. The customer pays us in advance for the shipping and related services to be provided. Stevedores contracted by our shipping agents load the vehicles onto a vessel, which we have chartered for transport to its ports of destination. We are billed for the chartered cargo space and processing costs at the time these services are rendered to us by third parties. Agents engaged by us process the vehicles at the ports of destination before they are picked up by their individual purchasers. We charter vessels only to the extent to which we have vehicles for transport. In addition, in 2000 we purchased a car carrier vessel called the Sea Atef, which has a 2,850 car capacity. We utilize the Sea Atef to transport vehicles and we plan to build or acquire two additional vessels to be used for similar purposes. For more information, please see Item
5. B. "Liquidity and Capital Requirements-Capital Requirements."

         As of April 2001, our ports of origination are:

         o        Antwerp in Belgium
         o        Amsterdam in The Netherlands
         o        Hamburg and Bremerhaven in Germany

         Also as of April 2001, our ports of destination and percentage of revenue from each of them for the periods indicated below are as set forth below. While we believe that the only anticipated business trend is the increased demand for our services in the West African markets, we cannot predict the future relative changes in revenue percentages in all of our markets.

                                                                  YEAR ENDED DECEMBER 31,
                                                   -------------------------------------------------------
                                                        1998                1999               2000
                                                   ---------------     ---------------    ----------------
                                                        (%)                 (%)                 (%)
         Tripoli and Banghazi, Libya...........         --                  --                  11
         Alexandria, Egypt.....................          15                   7                  0
         Tunis and Zarzis, Tunisia.............          37                  50                 35
         Banjul, The Gambia....................         --                  --                   1
         Conakry, Guinea.......................          18                   7                  2
         Abidjan, Ivory Coast..................         --                   10                  4
         Tema, Ghana...........................         --                  --                   4
         Lome, Togo............................         --                  --                   1
         Cotonou, Benin........................         --                    6                 35
         Lagos, Nigeria........................          15                  10                  2
         Douala, Cameroon......................         --                  --                   3
         Nouakchott, Mauritania................         --                  --                   1
         Luanda, Angola........................          15                  10                  1
                                                      ------               ------             ------
              Total:...........................         100                 100                100
                                                      ======               ======             ======


         Substantially all of our revenues result from the shipment and sale of vehicles, primarily automobiles. Approximate sales by region of destination and by business segment are set forth below. Comparative revenues information for our wholesale automobile business is not available for fiscal years ended December 31, 1998 and 1999 because we began this line of business in the first quarter of 2000.




                                                          YEAR ENDED DECEMBER 31,
                 ----------------------------------------------------------------------------------------------------------------
                               1998                                 1999                                   2000
                                USD                                  USD                                    USD
                 ---------   ----------  ---------- ----------   ----------    ----------   ---------    ----------  ------------
                             WHOLESALE                            WHOLESALE                              WHOLESALE
                 LOGISTICS   AUTOMOBILE              LOGISTICS    AUTOMOBILE                LOGISTICS    AUTOMOBILE
                  BUSINESS    BUSINESS     TOTAL     BUSINESS     BUSINESS        TOTAL      BUSINESS     BUSINESS       TOTAL
                 ---------   ----------    -----     --------     ----------      -----     ---------    ----------      -----

North Africa...  38,304,000        --    38,304,000  51,400,000           --   51,400,000   39,300,000   38,400,000    77,700,000
Middle East....  10,979,000        --    10,979,000   7,300,000           --    7,300,000           --           --            --
West Africa....  32,617,000        --    32,617,000  38,800,000           --   38,800,000   43,000,000   47,500,000    90,500,000
                 ----------  --------    ----------  ----------  -----------   ----------   ----------   ----------   -----------
     Total:....  81,900,000        --    81,900,000  97,500,000           --   97,500,000   82,300,000   85,900,000   168,200,000
                 ==========  ========    ==========  ==========  ===========   ==========   ==========   ==========   ===========

         We believe that demand for cars and light trucks and our services will increase in Africa as and if:

         o economic relationships between European and African nations continue to develop,

         o        the standard of living continues to improve in Africa,

         o        the size of the middle class in Africa increases,

         o the national governments of the countries constituting our markets continue to make significant expenditures on their transportation infrastructure, and

         o countries in Africa continue to reduce trade barriers, for instance, tariffs on imported cars.

         Our operating strategy is to maximize the flexibility of our operations and to focus on limiting fixed costs. In addition to using our own vessel, we primarily charter vessels on the spot market and pay for these transactions in U.S. dollars. Also, in November 1999 we entered into a three-year agreement with Hyundai Merchant Marine Co., Ltd., whereby we were granted an exclusive right to book excess capacity of its vessels traveling to North and West Africa for our shipments of used cars and light trucks, subject to Hyundai's right to withdraw from this business or change the destinations of its vessels. The rates payable by us to Hyundai under this agreement depend in part on the quantity of vehicles we ship. We have also entered into a contract to purchase two additional vessels which we intend to use in our logistics business. For more details, please see
Item 5. B. "Liquidity and Capital Resources-Capital Requirements."

         We are a beneficiary of an imbalance in trade routes. Carriers from Asia typically deliver freight to Northern Europe and then return empty. As a result, there is excess capacity sailing from Northern Europe to the Mediterranean and other locations including Asia and South America. A further trip to our ports of destination to deliver vehicles increases the sailing time by only a few days and defrays the cost of returning empty. This imbalance has, to date, allowed us to negotiate advantageous rates with operators of these ships for the transportation of vehicles to our ports of destination.

         In addition, in accordance with our operating strategy, we employ no dock workers or similar port personnel in Northern Europe and the United States. Such personnel is employed by local port companies with which we have contracts. Similarly, we employ no personnel at our ports of destination, but enter into long-term agency agreements with qualified, local port and customs agents, pursuant to which the agents receive a fee per vehicle received at a particular port. There are many firms in our ports of destination that offer the customs and stevedoring services used by us. Accordingly, we believe that we have the ability to scale the level of our operations to satisfy our needs.

         OUR WHOLESALE BUSINESS

         Commencing in the first quarter of 2000, we expanded our operations and started acquiring cars on a bulk discounted-for-volume basis for resale to purchasers in the markets served by our logistics business in North and West Africa. Except in limited circumstances, we purchase new cars against orders from individual purchasers in the ports of destination. Once a purchase is made, the purchaser or the dealer, utilizing our services, arranges for shipment to a port of destination convenient to the purchaser's country of residence. All of the purchases require prepayment of shipping fees by the purchaser, along with the purchase price of the car.

         In building our wholesale automobile business, we have expanded our existing relationships with our port agents and we also have identified other customers. We believe we are able to sell new cars from any manufacturers through our network in North and West Africa. We intend to utilize this ability to become a leading seller of new cars in North and West Africa. By integrating a "brand-independent" wholesale distribution network with logistics in North and West Africa, we believe that we can compete successfully against other logistics providers or other wholesalers in Africa.

         In 2000, our first year of operating this business line, we sold approximately 14,000 cars, for a total of approximately $86 million in revenue. In February 2001, we entered into an agreement to purchase 31,683 new cars from an automobile manufacturer at a significant discount to the retail value of such cars. We have already received commitments from purchasers for all of the cars covered under this agreement. Each commitment consists of a purchase order and a 25% non-refundable cash deposit collected on our behalf by our port agents in Africa. To date, we have not had a substantial number of purchasers failing to honor their commitments to purchase new cars from us.

COMPETITION

         We are subject to competition from a number of other business organizations that transport cars, including entities that charter conventional vessels to transport cars, owners of transport vessels that specialize in the transportation of cars or trucks and companies that transport cars via ground transport. Some of these potential competitors have substantially greater resources than we do. We believe that the primary competitive factors in our industry include:

         o        price of payment,

         o        reputation and expertise in the industry,

         o long-standing relationships with vehicle dealers and distributors, and

         o        speed and reliability of delivery.

GOVERNMENT REGULATION

         Maritime transportation and the ownership and operation of vessels in international waters is subject to regulation by a variety of national and international organizations, laws and conventions. To date, we believe that we and our predecessors have conformed with all material requirements of the applicable laws and regulations. Failure to comply with these applicable laws and regulations in the future could subject us to civil remedies, including fines, injunctions, or seizures, as well as potential criminal sanctions, which could have a material adverse affect on our business, prospects, financial condition and results of operations.

         With respect to our current ownership of one vessel, we are also subject to broad range of foreign and domestic environmental and workplace health and safety requirements, including those governing discharges to air and water and the handling and disposal of solid and hazardous wastes. We believe that we are in substantial compliance with all material environmental, health and safety requirements. Although our current operations have not been significantly affected by compliance with, or liability arising under, these environmental, health and safety laws, governments are becoming increasingly sensitive to environmental issues, and we cannot predict what impact future environmental, health and safety regulations might have on our business. We do not believe that the costs of regulatory compliance have had a material adverse impact on our operations to date. However, our failure to comply with the applicable regulations or to maintain required permits or licenses could result in substantial fines or revocation of our operating permits or authorities. We cannot predict the degree or cost of future regulations on our business.

         C.       ORGANIZATIONAL STRUCTURE

         Our only subsidiary, C.L.N., S.A.M., is a corporation organized and existing under the laws of Monaco. We hold 100% of both economic and voting interest in our subsidiary.

         D.       PROPERTY, PLANTS AND EQUIPMENT

         MFT, which serves as our agent in Antwerp, Belgium, also provides us with office space in Antwerp as part of the per vehicle fee paid to the agent by us. For more details, please see Item 7. B. "Major Shareholders and Related Party Transactions." See also Item 5. B. "Liquidity and Capital Resources -Capital Requirements" for a description of our ownership of the Sea Atef, the vessel we purchased in 2000. The day-to-day operation of this vessel is outsourced by us to Osterrische Lloyd, to which we pay a daily operating fee. We obtain berths in shipping ports on an as-needed basis, and we believe that additional berths and office space could be obtained. We believe that our current arrangements concerning the properties we utilize are suitable and adequate for our current business needs, and that additional space should be readily available if needed.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

         OVERVIEW

         We are an independent logistics provider and wholesale automobile dealer operating primarily between Europe and North and West Africa. Since our inception in 1988, we have been primarily in the business of shipment of used cars and light trucks from Antwerp, Belgium to several countries in Africa. Shipments of personal vehicles purchased through independent dealers were almost exclusively on a "freight collect" basis. "Freight collect" is a term used by us to describe our practice of requiring payment of all shipping fees upon delivery of the vehicle at the purchaser's port of destination.

         Commencing in 2000, we discontinued our "freight collect" service by changing our payment terms to require prepayment of all of our fees. In the first quarter of 2000, we also expanded our operations to acquire vehicles on a bulk discounted-for-volume basis for resale to purchasers. Except in limited circumstances, we purchase new cars against orders from individual purchasers made in the ports of destination. Once a purchase is made, the purchaser or the dealer, utilizing our services, arranges shipping to a port of destination convenient to the purchaser's country of residence. Commencing in 2000, we have required prepayment of shipping fees by the purchaser along with the purchase price of the new car for a substantial portion of purchases from us.

         Our business is subject to certain seasonal fluctuations. The busiest months of the year in our logistics business are typically from May until September and our least busy months are typically from October until April. This seasonality is directly related to the seasonal fluctuations in the used automobile markets near our ports of origination in Belgium, Germany and The Netherlands. Our wholesale automobile business is affected by seasonal fluctuations to a less significant extent, as we ship approximately the same number of new automobiles each month.

         A.       OPERATING RESULTS

         The following discussion of our operations and financial condition should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this annual report.

RESULTS OF OPERATIONS

         The following table sets forth for the periods indicated certain line items from our statement of operations as a percentage of our sales:

                                                             YEAR ENDED DECEMBER 31,
                                   -----------------------------------------------------------------------------
                                        1998 (%)                    1999 (%)                    2000 (%)
                                   --------------------      -----------------------     -----------------------
     Sales.......................          100                          100                         100
     Cost of sales...............         72.9                         71.1                        70.9
     Gross profit................         27.1                         28.9                        29.1
     Selling, general and                  4.9                          4.8                         3.1
       administrative............
     Income from operations......         22.2                         24.1                          26
     Interest income.............          0.1                          0.1                         0.7
     Income before income taxes..         22.3                         24.2                        26.7
     Income taxes................          1.1                          1.4                         1.4
     Net income..................         21.1                         22.8                        25.3

YEAR ENDED DECEMBER 31, 2000 AS COMPARED TO YEAR ENDED DECEMBER 31, 1999

         SALES. Sales increased by $70,610,000, or approximately 72.4%, to $168,149,000 for the year ended December 31, 2000, as compared to $97,539,000 for the year ended December 31, 1999. This increase is attributable primarily to our entry into the wholesale automobile business, as well as to a general increase in demand for vehicles in North and West Africa. Sales from the logistics business were approximately US$82,282,000 and sales from the wholesale automobile business were US$85,867,000 for the year ended December 31, 2000, as compared with the sales of US$97,539,000 from the logistics business and no sales from the wholesale automobile business, for the year ended December 31, 1999. Revenue in our logistics business declined by $15,257,000 or 15.6% due to the fact that we changed from "freight collect" service to pre-payment of our fees, and thus placed our services in a more direct price competition with other companies competing with, and substituting for, our services.

         During the third quarter of the year 2000, the Sea Atef required significant engine repairs. The cost of engine repairs, as well as the effect of the vessel's inactivity, were covered by insurance. As a result, there was no material impact on our results of operations during the year.

         COST OF SALES. Cost of sales from the logistics business for the year ended December 31, 2000 was approximately $59,276,000, representing approximately 72.0% of such sales, as compared to approximately $69,325,000, representing 71.1% of the sales for the year ended December 31, 1999. Cost of sales for the wholesale automobile business for the year ended December 31, 2000 was approximately $59,965,200, representing approximately 69.8% of sales, as compared to no costs of sales for the wholesale automobile business during the year ended December 31, 1999. The change in our focus on the wholesale automobile business, as compared to the logistics business, was attributable to higher margins in the acquisition of closeout models of new cars and the decrease in the destination port agents commission as a cost to us in connection with the shipments to purchasers who pre-paid for these new cars.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $543,000, or approximately 11.6%, to $5,228,000 for the year ended December 31, 2000, as compared to $4,685,000 for the year ended December 31, 1999. The increase in selling, general and administrative expenses is attributable to the increase in sales for 2000, the reduction in the amount of fees paid to outside consultants during the year and the increased amount of depreciation charged due to our acquisition of the Sea Atef.

         INCOME FROM OPERATIONS. Income from operations increased by $20,152,000 to $43,680,000, or approximately 85.7%, for the year ended December 31, 2000, as compared to $23,528,000 for the year ended December 31, 1999.

         NET INCOME. Income taxes increased by $1,007,000 to $2,370,000 for the year ended December 31, 2000 representing a rate of 5.3%, as compared to income taxes of $1,363,000 representing a rate of 5.8% for year ended December 31, 1999. This decrease in rate is due to penalties arising from late Cypriot income tax payments in 1999, which occurred to a smaller extent in 2000. Net income increased by $20,213,000, or approximately 91.0%, to $42,425,000 for the year ended December 31, 2000, as compared to $22,212,000 for the year ended December 31, 1999, an increase as a percentage of sales of 2.5% from 22.8% to 25.3%.

YEAR ENDED DECEMBER 31, 1999 AS COMPARED TO YEAR ENDED DECEMBER 31, 1998

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

         COST OF SALES. Cost of sales for the year ended December 31, 1999 was $69,325,000, approximately 71.1% of sales for that year, as compared to $59,698,000, or 72.9%, of sales for the year ended December 31, 1998. The increase in the amount of cost of sales is primarily attributable to the increase in sales during 1999 as compared to sales for 1998.

         SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $678,000, or approximately 16.9%, to $4,685,000 for the year ended December 31, 1999, as compared to

$4,007,000 for the year ended December 31, 1998. The increase in selling, general and administrative expense is attributable to the increase in sales for 1999 and additional fees of independent consultants.

         INCOME FROM OPERATIONS. Income from operations increased by $5,351,000 to $23,528,000, or approximately 29.4%, for the year ended December 31, 1999 as compared to $18,177,000 for the year ended December 31, 1998.

         NET INCOME. Income taxes increased by $500,000 to $1,362,000 for the year ended December 31, 1999 representing a rate of 5.8%, as compared to income taxes of $862,000 representing a rate of 4.7% for year ended December 31, 1998. This increase in rate is due to penalties arising from late Cypriot income tax payments. Net income increased by $4,797,000, or approximately 27.5%, to $22,212,000 for the year ended December 31, 1999, as compared to $17,415,000 for the year ended December 31, 1998, an increase as a percentage of sales of 1.6% from 21.2% to 22.8%.

         B.       LIQUIDITY AND CAPITAL RESOURCES

         At December 31, 1998, 1999 and 2000, we had working capital of approximately $46,682,000, $76,310,000 and $104,538,000.

         For the year ended December 31, 2000, net cash provided by operating activities was approximately $57,211,000 and net income was approximately $42,425,000. The primary changes in our operating activities from those for the year ended December 31, 1999 were (1) an increase in accounts receivable of $53,827,000, or approximately 2241.9%, to $56,228,000 as of December 31, 2000,
as compared to approximately $2,401,000 as of December 31, 1999, and (2) an increase in deferred expenses to $440,000 as of December 31, 2000, as compared to $262,000 as of December 31, 1999. This was offset in part by (1) a decrease in cash restricted as to withdrawal of approximately $52,338,000, or 82.3%, to approximately $11,292,000 as of December 31, 2000, as compared to approximately $63,630,000 at December 31, 1999, (2) an increase in accounts payable of $13,832,000, or approximately 1562.9%, to $14,717,000 as of December 31, 2000,
as compared to $885,000 as of December 31, 1999 and (3) an increase in income taxes payable of $2,094,000, or approximately 69.5%, to $5,107,000 as of December 31, 2000, as compared to $3,013,000 as of December 31, 1999.

         For the year ended December 31, 1999, net cash used in operating activities was approximately $4,618,000 and net income was approximately $22,212,000. The primary changes in our operating activities from those for the year ended December 31, 1998 were (1) an increase in cash restricted as to withdrawal of approximately $27,272,000, or 75.0%, to approximately $63,630,000 as of December 31, 1999, as compared to approximately $36,358,000 at December 31, 1998, (2) an increase in accounts receivables of $913,000, or approximately 61.4%, to $2,401,000 as of December 31, 1999, as compared to approximately $1,488,000 as of December 31, 1998 and (3) an increase in deferred expenses to $262,000 as of December 31, 1999, as compared to none as of December 31, 1998. This was offset in part by (1) an increase in accounts payable of $368,000, or approximately 71.5%, to $885,000 as of December 31, 1999 and (2) an increase in income taxes payable of $1,142,000, or approximately 61.1%, to $3,013,000 as of December 31, 1999, as compared to $1,871,000 as of December 31, 1998.

         For the year ended December 31, 1998 net cash provided by operating activities was approximately $673,000 and net income was approximately $17,415,000. The primary changes in our operating activities from December 31, 1997 to December 31, 1998 were (1) an increase in cash restricted as to withdrawal of approximately $17,972,000, or 97.7%, to approximately $36,358,000 as of December 31, 1998, as compared to approximately $18,386,000 at December 31, 1997, (2) a decrease in accounts payable and accruals by approximately $1,090,000, or 67.9%, to approximately $516,000 at December 31, 1998, as compared to approximately $1,606,302 at December 31, 1997, and (3) a decrease in amounts due to related parties by approximately $37,000, or 47.3%, to $42,000 at December 31, 1998, from approximately $79,000 at December 31, 1997. This was offset in part by (1) a decrease in accounts receivable by approximately $243,000, or 14.0%, to approximately $1,488,000 at December 31, 1998, as compared to approximately $1,658,000 at December 31, 1997, (2) an increase in income taxes payable by approximately $862,000, or 85.3%, to approximately $1,871,000 at December 31, 1998, as compared to approximately $1,009,000 at December 31, 1997, and (3) a decrease in deferred expenses of $1,103,000, or 100.0%, to $0 at December 31, 1998, as compared to approximately $1,103,000 at December 31, 1997.

CAPITAL REQUIREMENTS

         In May 2000, we acquired the Sea Atef, a car carrier vessel with a 2,850 car capacity, at a cost of approximately $6,000,000. In addition, we have paid $10,000,000 as an advance towards the purchase of two additional vessels. We plan to build or acquire these two new vessels with a capacity of 2,300 cars each, for delivery to us in 2002 and 2003. We anticipate financing the anticipated acquisition cost of approximately $50,000,000 ($25,000,000 each) with revenues from our operations and possible issuances of our ordinary shares or debt securities. We are also in the process of negotiations with several lenders for a long-term loan to be secured by the title to the ships. We cannot assure you that the acquisition of two new vessels and related financing will be consummated or that, if consummated, the terms of the financing will be favorable to us. We expect that cash derived from our operations will be sufficient to meet operating and other capital requirements for at least 24 months.

FINANCING ACTIVITIES

         For the year ended December 31, 2000, net cash provided by financing activities was approximately $1,274,000, comprised primarily of the net proceeds from the exercise of warrants and stock options. For the year ended December 31, 1999, net cash provided by financing activities was approximately $7,304,000 comprised of the net proceeds from a private placement of 610,254 of our ordinary shares in October 1999. For the year ended December 31, 1998, net cash provided by financing activities was approximately $10,555,000, comprised of the net proceeds from our initial public offering.

CURRENCY FLUCTUATIONS

         The currency of the primary economic environment in which we operate is the U.S. dollar. Accordingly, we use the U.S. dollar as our functional currency. However, our subsidiary, C.L.N., uses the French franc as its functional currency. Transactions and balances originally denominated in dollars are presented at their original amounts. Transactions and balances in other currencies are translated from the corresponding amounts at the representative exchange rate on the date of transaction. We do not currently engage in, and have no current intention to engage in, hedging or other transactions intended to manage risks relating to foreign currencies, inflation, or interest rate fluctuations, although we may do so in the future.

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         None.

         D.       TREND INFORMATION

         Since the first quarter of 2000, the vehicle volumes in our logistics business have increased significantly. However, both an increase in the percentage of vehicles being shipped to West Africa, which shipments generally earn less money per vehicle than those going to our ports in North Africa, and the discontinuation of our "freight collect" service, put us in a more direct price competition with competitors. We believe that our customers previously paid us more money per vehicle under our freight collect policy because of the convenience of paying for shipment of a car upon delivery. During 2000, our revenue was no longer exclusively derived from logistics services, so that approximately 51% of our revenue was attributed to our new wholesale automobile business. We expect that the car volumes in our wholesale business will continue to grow primarily as a result of a new contract which we concluded in February 2001, whereby we agreed to purchase over 31,000 new cars for sale in connection with our wholesale automobile business.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT

         As of April 24, 2001, our directors and executive officers, their positions held with our company and their ages are as follows:



                                                                                           CURRENT TERM OF
                                                                       PERIOD OF SERVICE   OFFICE AS DIRECTORS
  NAME                       AGE     POSITION                          IN POSITION
  Aldo Labiad                46      President, Chief Executive and    3 years*            2001
                                     Operating Officer and Managing
                                     Director

  Christian L. Payne         27      Chief Financial Officer           1 year              2001

  Joseph J.H. Bisschops      64      Chairman of the Board of          3 years*            2001
                                     Directors and Managing Director

  Alex de Ridder             40      Chief Operating Officer and       1 year              2001
                                     Director

  Michael S. Doherty         47      Director                          2 years             2001

  Earl Gould                 62      Director                          1 year              2001

  Charles L. Brock           57      Director                          3 years             2001

  Marina Savva               25      Director                          3 years             2001

  ---------

  * Mr. Labiad and Mr. Bisschops have each been associated with our company, and served in various senior executive capacities, for approximately 23 years.

         Each director is elected for a period of one year at our annual meeting of shareholders and serves until the next meeting or until his successor is duly elected and qualified. Officers are elected by, and serve at the discretion of, our board of directors.

         The following is a brief summary of the background of each of our directors and executive officers:

         ALDO LABIAD has served as our president, chief executive and operating officer and managing director since July 1998. Prior to that, he served since our inception in 1988 in various senior executive capacities, including chairman of the board of directors. In 1979, together with Mr. Bisschops, Mr. Labiad founded MFT in Antwerp, Belgium. They also founded C.L.N. in 1985 of which Mr. Labiad has been president.

         CHRISTIAN L. PAYNE has served as our chief financial officer since January 2001. Prior to rejoining our company in January 2001, Mr. Payne was the co-founder of Catalyst Business Systems, Inc., a consulting firm providing outsourced infrastructure services to middle-market companies in the areas of accounting, human resources, recruiting, and information technology and telecommunications. Mr. Payne previously served as our vice president of finance from March 1999 until January 2000. From 1997 until 1998 Mr. Payne was employed by Cruttenden Roth, Inc. as an Associate of Corporate Finance. Prior to that, Mr. Payne worked in the corporate finance group of Arnold & S. Bleichroeder, Inc. and at Citibank.

         JOSEPH J. H. BISSCHOPS has served as our executive officer and a director since our inception in 1988 as the Chairman of the board of directors since July 1998, as our managing director since 1988 and as our president, chief executive and operating officer from 1988 to June 1998. Mr. Bisschops has over 40 years of experience in the shipping industry. Mr. Bisschops, a founder of MFT, oversaw its expansion through 1985 to Rotterdam, The Netherlands; Alexandria, Egypt; Beirut, Lebanon; Madrid and Barcelona, Spain; London, England; and Paris, France. Mr. Bisschops has been an officer of C.L.N. since its inception in 1985 supervising its shipping service between Northern Europe and North Africa and the Middle East.

         ALEX DE RIDDER has served as vice president of our company since January 1997. Until January 2000, he served as chief financial officer. Beginning in 2001, he became our chief operating officer. From 1983 to 1996, Mr. de Ridder served as assistant to Mr. Bisschops at MFT, where he oversaw the geographic expansion of MFT and its affiliates and was responsible for the establishment of its internal controls and systems.

         MICHAEL S. DOHERTY is our outside director. He has been the President of Doherty & Company, LLC, a firm specializing in venture capital and private equity funding for development stage companies, since November 1999. From February 1999 to October 1999, Mr. Doherty served as Senior Managing Director of Spencer Trask Securities. Mr. Doherty served as Managing Director and Director of Private Equity at Cruttenden Roth from October 1996 to February 1999. From 1992 to October 1996, he served as Vice President at Arnhold & S. Bleichroeder, Inc. Mr. Doherty also serves on the boards of the Harvey Entertainment Company and IPAXS Corporation.

         EARL GOULD is our outside director. Since 1990, he has been the managing director of Global Investments, a $2.5 billion fund. Mr. Gould was a portfolio manager at Atlantic Richfield Company, a pension management firm, for over 20 years.

         CHARLES L. BROCK is our outside director. Since April 1995, he has been a member of Brock Silverstein LLC, now known as Reitler Brown LLC, a law firm that has previously counseled us regarding United States corporate and securities matters. From 1984 until April 1995 he was a partner of Carter, Ledyard & Milburn, a law firm. Mr. Brock has served on the board of directors of B+H Ocean Ltd. and Excel Maritime Carriers Ltd.

         MARINA SAVVA is an associate of Economides, Patsalides & Co. Advocates, our Cyprus counsel. While there is no legal requirement for offshore companies formed under the laws of Cyprus to maintain a Cypriot resident and citizen on their board of directors, this is advisable for practical reasons. This person is typically an employee of the law firm which incorporated the company in question.

         B.       COMPENSATION

         The following table sets forth the aggregate amount of compensation, exclusive of directors fees, paid by us and our subsidiary to our executive officers and directors (who are also officers) during the year ended December 31, 2000:

                                      NAME                              AGGREGATE COMPENSATION
                                      ----                              ----------------------
                  Aldo Labiad..................................             $ 200,000
                  Christian Payne..............................                    1*
                  Alex de Ridder...............................               130,000
                  Joseph J.H. Bisschops........................               200,000
                                                                              -------
                  Directors and officers as a group
                    (seven persons)............................              $530,001
                                                                             ========

                  * Mr. Payne's compensation arrangements are more fully
                    described in this Item below.

         Directors who are not officers are entitled to receive annual fees of $15,000, and the chairman of the audit committee (currently Charles L. Brock) is entitled to receive an additional fee of $2,000 per month.

         No amounts were set aside or accrued by us during the year ended December 31, 2000 to provide pension, retirement or similar benefits for our directors and executive officers pursuant to any plan or otherwise.

         We are party to an employment agreement with Aldo Labiad, pursuant to which during the period from July 1, 1998 through December 31, 2002 he will serve as our president, chief executive and operating officer and a managing director at an annual base salary of $200,000, with annual increases determined by the board of directors in its discretion. The agreement requires Mr. Labiad to devote substantially all of his business time to the performance of his duties and responsibilities to us and restricts Mr. Labiad from competing with us for a period of two years following the termination of his employment under the agreement.

         An employment agreement with Mr. de Ridder provides for his service as chief operating officer through December 31, 2002 at an annual base salary of $130,000, plus a bonus in the amount determined by our board of directors. The agreement can be terminated by either party upon three months notice. The base salary will be subject to additional increases by our board of directors in its discretion. The agreement requires Mr. de Ridder to devote substantially all of his business time to the performance of his duties and responsibilities to us and restricts him from competing with us for a period of two years following the termination of his employment under the agreement.

         We also have an employment agreement with Mr. Bisschops pursuant to which he serves as our chairman at an annual salary of $200,000. The agreement requires Mr. Bisschops to devote substantially all of his business time to the performance of his duties and responsibilities to us and restricts his ability to compete with us for a period of two years following the termination of his employment under the agreement. The term of this agreement ended on December 31, 2000, subject to annual renewals, unless either party elects upon three months notice to terminate the agreement. This agreement was renewed in January 2001 for an additional term of one year.

         In addition, we have an employment agreement with Mr. Payne pursuant to which he serves as our chief financial officer at an annual base salary of $1.00, plus a grant of options, subject to a vesting schedule over a two-year period and to certain performance milestones, to purchase up to 150,000 shares of our ordinary shares at an exercise price of $21.38, which represents the closing price per share of our ordinary shares on January 11, 2001. We also utilize office space in Los Angeles, California, which is leased by Catalyst Business Systems, Inc., of which Mr. Payne is a co-founder and principal. This space is provided to us as part of Mr. Payne's employment arrangements. This agreement also provides for an incentive bonus equal to 1% of the total amount of any debt or equity financings in excess of $10 million initiated or completed during the term of Mr. Payne's employment. The term of Mr. Payne's employment ends on January 12, 2003, unless terminated earlier. The agreement requires Mr. Payne to devote substantially all of his business time to the performance of his duties and responsibilities to us, except as mutually agreed by Mr. Payne and us from time to time, and restricts him from competing with us for a period of two years following the termination of his employment under the agreement.

         C.       BOARD PRACTICES

         The board of directors maintains a compensation committee, which is comprised of Messrs. Bisschops, Labiad, and de Ridder. The compensation committee has authority to

         o interpret the provisions of, and supervise the administration of, the 1998 Stock Option Plan, and

         o        review all compensation matters relating to our company.

         The board of directors also maintains an audit committee. The audit committee consists of directors who are not and have not been employed by us or any of our affiliates. The audit committee currently consists of Charles L. Brock, the committee's chairman, and Marina Savva, and is charged with reviewing the following matters and advising and consulting with the entire board of directors with respect to:

         o preparation of our annual financial statements in collaboration with our independent auditors;

         o        sale or disposition of vessels, if any, owned by us;

         o mortgaging of vessels, if any, owned by us, as security for our indebtedness or indebtedness of our subsidiary;

         o annual review of the ratings of the vessels, if any, owned by us, in consultation with independent shipbrokers; and

         o contracts between us and our officers, directors, and other affiliates of our company.

The audit committee does not have explicit authority to veto any actions of the entire board of directors relating to the foregoing or other matters. However, our senior management, recognizing their own fiduciary duty to us and our shareholders, is committed not to take any action contrary to the recommendation of the audit committee in any matter within the scope of its review.

         For the three-year period terminating on June 26, 2001, Cruttenden Roth Incorporated, as a representative of the underwriters of our initial public offering, has the right to appoint one designee to serve as a director or observer to our board of directors, who has the right to attend all meetings of the board of directors, but, in the case of an observer, has no voting rights. This director or observer

         o shall be entitled to receive reimbursement for all reasonable out-of pocket expenses incurred to attend board meetings, and

         o must receive notice of such meetings at the same time and in the same manner as the other directors.

         To date, Cruttenden Roth has not exercised its right to appoint its designated director or observer to our board of directors, and it has not been represented at any of the meetings of our board of directors.



         D.       EMPLOYEES

         At December 31, 2000, we had eight full-time employees. Four of our employees are executive personnel and four are financial and administrative personnel. Most of these employees are located at our principal executive offices in Antwerp, Belgium. None of our employees are currently covered by a collective bargaining agreement. We consider relations with our employees to be good. We employ no dock workers or similar port personnel, but contract from time to time for services of similar workers from local port authority or stevedoring companies. Furthermore, we employ no personnel at our ports of destination, but enter into agency agreements from time to time with qualified local customs agents, pursuant to which these agents receive a fee per vehicle delivered to a particular port. At any given time, we may contract on a temporary basis for the use in excess of 100 persons to provide our transportation services. We believe that our relations with the workers we occasionally retain are good and that, in the event our relations with them were discontinued, a competent and adequate supply of alternate third-party service providers would be available to us.

         E.       SHARE OWNERSHIP

         The table below sets forth certain information regarding our directors and executive officers listed in Item 6. B. above as of December 31, 2000:

                    NAME                         NUMBER           PERCENT OF CLASS
                    ----                    ----------------  ----------------------

Aldo Labiad (1)................                   -                     -
Christian Payne ...............                    *                    *
Alex de Ridder (2).............                   -                     -
Joseph J. H. Bisshops (3)......               6,998,628               49.6%
                                             -----------              ----
   Total.......................                                       49.7%
                                                                      ====

         -----------------
         *        Owns less than one percent of our outstanding ordinary shares.

         (1) Mr. Labiad does not own any options to purchase our ordinary shares.

         (2) Mr. de Ridder does not own any options to purchase our ordinary shares.

         (3) Please refer to note 2 detailing Mr. Bisschops' share ownership information included in Item 7. A. below. Mr. Bisshops does not own any options to purchase our ordinary shares.


         OPTIONS TO PURCHASE SECURITIES FROM US OR OUR SUBSIDIARY

         The information set forth below has been adjusted for two five-for-four stock splits of our ordinary shares effected by us in May 2000 and in September 2000.

         In March 1998, our board of directors and shareholders adopted the 1998 Stock Option Plan (the "Plan"). The Plan provides for the grant of options to purchase up to 1,093,750 ordinary shares to our employees, officers, directors, and consultants. Options may be either "incentive stock options" within the meaning of Section 422 of the United States Internal Revenue Code of 1986, as amended, or non-qualified options. Incentive stock options may be granted only to our employees, while non-qualified options may be issued to our non-employee directors, consultants, and others, as well as to employees.

         To date, options exercisable for an aggregate of 915,625 ordinary shares have been granted under the Plan, of which options to purchase 165,625 shares have been exercised. For further details with respect to option grants and exercises in connection with the Plan, please see Item 18 "Note to Financial Statements No. 10--Stock Option Plan."

         In addition, in connection with our initial public offering in June 1998, we sold to Cruttenden Roth, the representative of the underwriters, for an aggregate purchase price of $10.00, warrants to purchase an aggregate of 190,625 ordinary shares with an exercise price of $10.56. The warrants are exercisable for a period of four years ending June 25, 2003.

         In connection with a $7,304,000 private placement by us of our ordinary shares in the fall of 1999, we issued to Spenser Trask Securities Incorporated, the placement agent, and its affiliates five year warrants to purchase 95,351 shares at $8.56 per share and 95,351 shares at $12.84 per share.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

         As far as is known to us, we are not directly or indirectly owned or controlled by another corporation or by any government, and there are no arrangements the operation of which may result in a change in our control.

         The following table sets forth, as of December 31, 2000 (and therefore gives effect to the increase of the outstanding ordinary shares to 14,124,309 as a result of two five-for-four splits effected on May 25, 2000 and September 19,
2000), (1) the ownership of the ordinary shares by each person or entity which, to our knowledge, owns of record or beneficially more than 5% of our ordinary shares and (2) the beneficial ownership of all our directors and executive officers as a group. To our knowledge, our major shareholders do not have different voting rights.



                           NAME OF                           NUMBER OF SHARES              PERCENT OF
                       BENEFICIAL OWNER                   BENEFICIALLY OWNED (1)            CLASS (1)
                       ----------------                   ----------------------           ----------

         Joseph J.H. Bisschops (2)                               6,998,628                    49.6
         Directors and officers as a group (seven
         persons) (3)                                            7,483,003                    52.9

         ---------------
         (1) As used herein, the term "beneficial ownership" with respect to a security is defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended, as consisting of sole or shared voting power (including the power to vote or direct the vote) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to the security through any contract, arrangement, understanding, relationship, or otherwise, including a right to acquire such power(s) during the next
                  60 days. Unless otherwise indicated in the footnotes to the above table, to our knowledge the persons named in the above table have sole voting and investment power with respect to the shares shown as beneficially owned by them.

         (2) Includes (1) 557,642 ordinary shares owned of record and beneficially by Mr. Bisschops, (2) 628,362 ordinary shares owned of record by Eaglestar Corporation S.A., (3) 1,241,773 ordinary shares owned of record by Goldshield Investment S.A. Inc., (4) 1,241,773 ordinary shares owned of record by Halesowen Investments Corporation Inc., (5) 1,377,720 ordinary shares owned of record by Kendrick Finance Ltd., (6) 1,241,773 ordinary shares owned of record by Mountford Marketing Corporation, and (7) 709,585 ordinary shares owned of record by Positive Ltd. As a result of the beneficial ownership of the outstanding capital stock of the above corporations and the receipt of a power of attorney with respect to each of these corporations, Mr. Bisschops may be deemed to be the beneficial owner of the ordinary shares held of record by the corporations listed in clauses (2) through (7) of the preceding sentence. Mr. Bisschops has entered into an agreement pursuant to which, upon his death, his then record ownership, if any, of the capital stock of such corporations, and, accordingly, his indirect ownership, if any, of the referenced ordinary shares, will be transferred to a trust. The beneficiaries of this trust will be the children of Mr. Aldo Labiad, our president, chief executive and operating officer and a managing director, and the trustee will be Mr. Labiad or his designee.

         (3) Includes an aggregate of 328,125 shares issuable upon the exercise of options granted to Michael Doherty and Earl Gould, our directors, under our 1998 Stock Option Plan and 156,250 shares owned by Brock Silverstein LLC, of which Mr. Brock, our director, was a member at December 31, 2000.

         B.       RELATED PARTY TRANSACTIONS

         MFT, our affiliate of which Mr. Bisschops is an officer, director and principal shareholder, provides to us various administrative services for fees which we believe are competitive with non-affiliated companies offering similar services. Fees of MFT for the year ended December 31, 2000 amounted to $5,185,172.

         Catalyst Business Systems, Inc., our affiliate of which Mr. Payne is a co-founder and principal, provides various administrative services and space to us at its office in exchange for payment of the fees, which we believe are comparable to those obtained in arms-length transactions.

         C.       INTERESTS OF EXPERTS AND COUNSEL

         Not applicable.

ITEM 8.  FINANCIAL INFORMATION

         A.       CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         The consolidated financial statements are provided in Item 18 below.

         B.       SIGNIFICANT CHANGES

         No significant change has occurred since the date of the financial statements provided in Item 18 below.

         OTHER FINANCIAL INFORMATION

         Please see other financial information included above in this report under Item 4. B. "Business Overview" and Item 5 "Operating and Financial Review and Prospects."

         LEGAL PROCEEDINGS

         We are currently not aware of any material legal proceedings involving our company. However, we may, from time to time, participate in legal proceedings in the ordinary course of our business. We do not believe that such proceedings will have a material adverse effect on our financial results.

ITEM 9.  THE OFFER AND LISTING

         A.       OFFER AND LISTING DETAILS

         Not applicable.

         B.       PLAN OF DISTRIBUTION

         Not applicable.

         C.       MARKETS

         Since June 1998 our ordinary shares have been traded on the Nasdaq National Market under the symbol "ACLNF." We do not, and have no present intention to, list or quote our securities on any markets outside the United States. However, we may seek such listings in the future if our board of directors determines that it is in our best interest to do so.

         The following are the high and low sales prices by fiscal quarter for the quarterly periods in which our ordinary shares have been traded on the Nasdaq National Market during 1999 and 2000 (adjusted for the five-for-four stock split effected on May 25, 2000 to holders of record as of May 18, 2000 and the five-for-four stock split effected on September 19, 2000 to holders of record as of September 1, 2000).


                                                                       NASDAQ
                                                            HIGH                      LOW
                                                    ----------------------    --------------------
                                                                      (IN USD)
         ANNUAL HIGHS AND LOWS
         1999...................................            13.36                     3.76
         2000...................................            35.40                    10.36

         QUARTERLY HIGHS AND LOWS
         1999
         First Quarter..........................             5.20                     3.76
         Second Quarter.........................            11.76                     5.12
         Third Quarter..........................            12.08                     5.76
         Fourth Quarter.........................            13.36                     5.76
         2000
         First Quarter..........................            16.60                    10.36
         Second Quarter.........................            22.80                    15.12
         Third Quarter..........................            35.40                    21.40
         Fourth Quarter.........................            28.06                    18.75

         MONTHLY HIGHS AND LOWS
         2000
         September..............................            33.70                    24.50
         October................................            28.06                    23.50
         November...............................            28.06                    18.75
         December...............................            24.06                    20.12
         2001
         January................................            24.12                    21.37
         February...............................            29.12                    26.12
         March .................................            28.93                    23.00
         April..................................            24.20                    22.68
         May ...................................            30.10                    22.80
         June (through June 22).................            35.48                    28.21


         As of June 25, 2001, we had 14,330,350 outstanding ordinary shares held by 97 holders of record, with 5,841,187 ordinary shares, or approximately 41% of the outstanding, being held by 86 holders of record in the United States and 8,489,163 ordinary shares, or approximately 59% of the outstanding, being held by 11 holders of record outside of the United States. Since certain of these ordinary shares were held by brokers or other nominees, the number of record holders in the United States may not be representative of the number of beneficial holders or where the beneficial holders are resident.

         D.       SELLING SHAREHOLDERS

         Not applicable.

         E.       DILUTION

         Not applicable.

         F.       EXPENSES OF THE ISSUE

         Not applicable.

ITEM 10.ADDITIONAL INFORMATION

         A.       SHARE CAPITAL

         Not applicable.

         B.       MEMORANDUM AND ARTICLES OF ASSOCIATION

         We incorporate by reference our articles of association filed as
Exhibit 3.1, our memorandum of association filed as Exhibit 3.2, and related disclosure to the Registration Statement on Form F-1 (Registration Statement Number 333-8052 first filed on December 5, 1997).

         C.       MATERIAL CONTRACTS

         Reference is made to the description of our agreement with Hyundai Merchant Marine Co., Ltd. set forth in Item 4. B. "Business Review-Our Logistics Services" and of our agreement to acquire two vessels set forth in Item 5. B. "Operating And Financial Review And Prospects-Capital Requirements."

         D.       EXCHANGE CONTROLS

         Under current Cyprus regulations, any dividends or other distributions paid in respect of securities purchased by nonresidents of Cyprus with certain non-Cyprus currencies (including U.S. dollars) will be freely repatriable at the rate of exchange prevailing at the time of conversion, provided that Cyprus income tax has been paid on, or withheld from, these payments. No Cyprus income tax is currently applicable to holders of ordinary shares who are not residents or citizens of Cyprus. However, we cannot assure you that a law requiring this tax, and withholding requirements related thereto, will not be enacted in the future. Please also see Item 10.E. "Taxation" below. Neither Cyprus law nor our articles of association and other organizational documents limit the rights of nonresidents or foreign owners to hold or vote the ordinary shares.

         E.       TAXATION

         DIVIDENDS

         U.S. resident shareholders of Cyprus offshore companies, such as us, who are not residents of Cyprus, are exempt from Cypriot income tax on the dividend income. Accordingly, there should also be no Cypriot tax withholding with respect to dividend distributions.

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

         TAX TREATY WITH THE UNITED STATES

         There is an income tax treaty between Cyprus and the United States that addresses taxation of dividends and capital gains. However, in light of the fact that the offshore company law exempts this type of income from taxation, the relief provided by the treaty is not relevant to offshore companies.

         There is no estate tax treaty between Cyprus and the United States.

         F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

         G.       STATEMENT BY EXPERTS

         Not applicable.

         H.       DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

         I.       SUBSIDIARY INFORMATION

         Not applicable.

ITEM 11.          QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

         Not applicable.

ITEM 15.          [RESERVED]

ITEM 16.          [RESERVED]

PART III

ITEM 17.          FINANCIAL STATEMENTS

         Not applicable. We have elected to furnish financial statements pursuant to Item 18 below.

ITEM 18.          FINANCIAL STATEMENTS

Index to Consolidated Financial Statements of A.C.L.N. Limited

                                                                          Page

Report of Independent Auditors                                             F-2

Consolidated Balance Sheets as of December 31, 1999 and 2000               F-3

Consolidated Statements of Income for the years ended
December 31, 1998, 1999 and 2000                                           F-4

Consolidated Statements of Cash Flows for the years ended
December 31, 1998, 1999 and 2000                                           F-5

Consolidated Statement of Shareholders Equity for the years ended
December 31, 1998, 1999 and 2000                                           F-6

Notes to the Consolidated Financial Statements                             F-7

                          INDEPENDENT AUDITORS' REPORT


The Board of Directors
ACLN Limited


We have audited the accompanying consolidated balance sheets of ACLN Limited and subsidiary as of December 31, 1999 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ACLN Limited and subsidiary as of December 31, 1999 and 2000, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting standards generally accepted in the United States.




                                                          /s/ BDO International
                                                              BDO International

Nicosia, Cyprus
April 30, 2001

                                                    A.C.L.N. LIMITED

                                              CONSOLIDATED BALANCE SHEETS


                                                                                                DECEMBER 31,
                                                                                           1999                 2000
                                                                                      --------------     ---------------
ASSETS
CURRENT ASSETS:
   Cash and cash equivalents.............................................             $ 13,944,855        $ 56,429,678
   Cash restricted as to withdrawal......................................               63,630,117          11,291,751
   Accounts receivable...................................................                2,400,864          56,228,462
   Deferred expenses.....................................................                  261,762             440,044
FIXED ASSETS:
   Advance for vessels' construction.....................................                        -          10,000,000
   Sea vessels...........................................................                        -           5,510,000
   Furniture and fittings................................................                    5,474               4,467
   Deposits..............................................................                    5,702               5,258
                                                                                      ------------       -------------
                                                                                      $ 80,248,774       $ 139,909,660
                                                                                      ============       =============
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
   Accounts payable and accruals.........................................                $ 884,541         $14,716,937
   Amounts due to related parties .......................................                   36,272              33,445
   Income taxes payable .................................................                3,012,615           5,107,144
                                                                                      ------------       -------------
                                                                                         3,933,428          19,857,526
                                                                                      ------------       -------------
COMMITMENTS
SHAREHOLDERS' EQUITY :
  Ordinary shares, stated value of C(pound) 0.01 each, 14,124,309 (1999:
  13,826,960) shares issued and outstanding..............................                  170,417             250,684
   Paid-in capital.......................................................               20,763,667          22,066,042
   Retained earnings.....................................................               55,320,409          97,668,071
   Accumulated other comprehensive income................................                   60,853              67,337
                                                                                      ------------       -------------
                  TOTAL SHAREHOLDERS' EQUITY.............................               76,315,346         120,052,134
                                                                                      ------------       -------------
                                                                                       $80,248,774        $139,909,660
                                                                                      ============       =============

                                                    A.C.L.N. LIMITED

                                           CONSOLIDATED STATEMENTS OF INCOME

                                                                                        YEARS ENDED DECEMBER 31,
                                                                        -------------------------------------------------------
                                                                            1998                  1999                  2000
                                                                        -----------           -----------          ------------
SALES
Sales of automobiles.....................................                         -                     -            85,867,000
Shipping revenues........................................                81,882,368            97,538,520            82,281,920
                                                                        -----------           -----------          ------------
TOTAL REVENUES ..........................................               $81,882,368           $97,538,520          $168,148,920
                                                                        -----------           -----------          ------------
COST OF SALES
Cost of automobiles......................................                         -                     -            59,965,200
Cost of shipping revenues................................                59,698,461            69,325,373            59,275,706
                                                                        -----------           -----------          ------------
TOTAL COST OF SALES .....................................                59,698,461            69,325,373           119,240,906
                                                                        -----------           -----------          ------------
         GROSS PROFIT ...................................                22,183,907            28,213,147            48,908,014
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES.............                 4,006,888             4,685,127             5,228,235
                                                                        -----------           -----------          ------------
         INCOME FROM OPERATIONS..........................                18,177,019            23,528,020            43,679,779
                                                                        -----------           -----------          ------------
OTHER INCOME (EXPENSE)
   Interest income.......................................                   100,118                46,260             1,114,650
   Interest expense......................................                     ( 15)                     -                     -
                                                                        -----------           -----------          ------------
                                                                            100,103                46,260             1,114,650
                                                                        -----------           -----------          ------------
INCOME BEFORE INCOME TAXES...............................                18,277,122            23,574,280            44,794,429
INCOME TAXES.............................................                   862,124             1,362,548             2,369,911
                                                                        -----------           -----------          ------------
NET INCOME...............................................                17,414,998            22,211,732            42,424,518
                                                                        -----------           -----------          ------------
OTHER COMPREHENSIVE INCOME (LOSS):
   FOREIGN CURRENCY TRANSLATION ADJUSTMENTS..............                    73,682                31,293                 6,484
                                                                        -----------           -----------          ------------
COMPREHENSIVE INCOME.....................................               $17,488,680           $22,243,025           $42,431,002
                                                                        ===========           ===========          ============
NET INCOME PER SHARE - BASIC.............................                   $  1.47               $  1.70               $  3.03
                                                                        ===========           ===========          ============
NET INCOME PER SHARE - DILUTED...........................                   $  1.46               $  1.68               $  2.91
                                                                        ===========           ===========          ============
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC..............                11,875,000            13,058,964            13,988,683
                                                                        ===========           ===========          ============
WEIGHTED AVERAGE SHARES OUTSTANDING - DILUTED............                11,898,013            13,259,575            14,585,087
                                                                        ===========           ===========          ============


                                                 A.C.L.N. LIMITED

                                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY



                                                                                                    ACCUMULATED
                                                                        PAID-IN       RETAINED         OTHER
                                                 CAPITAL STOCK          CAPITAL       EARNINGS     COMPREHENSIVE
                                            -----------------------    -----------  ------------       INCOME           TOTAL
                                                NUMBER       AMOUNT
Balance December 31, 1997............        7,000,000     $135,790     $2,709,635   $15,693,679         $(44,122)    $18,494,982
Net income...........................                             -              -    17,414,998                 -     17,414,998
Net proceeds from the public offering of
shares (net of offering expenses of
$1,445,000)..........................        1,200,000       22,680     10,532,320             -                 -     10,555,000
Stock options issued for services....                             -        150,000             -                 -        150,000
Cumulative translation adjustment....                             -              -             -            73,682         73,682
                                            ----------     --------    -----------   -----------         ---------    -----------
Balance December 31, 1998............        8,200,000     $158,470    $13,391,955   $33,108,677           $29,560    $46,688,662

Net income...........................                                                 22,211,732                       22,211,732
Net proceeds from a private placement of
shares (net of offering expenses of
$861,539)............................          649,254       11,947      7,291,712                                      7,303,659
Stock options issued for services....                                       80,000                                         80,000
Cumulative translation adjustment....                                                                       31,293         31,293
                                            ----------     --------    -----------   -----------         ---------    -----------
Balance December 31, 1999............        8,849,254     $170,417    $20,763,667   $55,320,409           $60,853    $76,315,346
Net income...........................                -            -              -    42,424,518                       42,424,518
Stock split (5:4) on May 18, 2000....        2,229,747       34,783              -      (34,783)                 -              -
Exercise of options and warrants.....          221,571        3,411      1,270,750             -                 -      1,274,161
Stock split (5:4) on September 19, 2000      2,823,737       42,073              -      (42,073)                 -              -
Stock options issued for services....                -            -         31,625             -                 -         31,625
Cumulative translation adjustment....                -            -              -             -             6,484          6,484
                                            ----------     --------    -----------   -----------         ---------    -----------
Balance December 31, 2000............       14,124,309     $250,684    $22,066,042   $97,668,071           $67,337   $120,052,134
                                            ==========     ========    ===========   ===========         =========    ===========



                                                    A.C.L.N. LIMITED

                                         CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                        YEARS ENDED DECEMBER 31,
                                                                               ------------------------------------------------
                                                                                  1998              1999               2000
                                                                               -----------        -----------       -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income.......................................................           $17,414,998        $22,211,732       $42,424,518
   Adjustments to reconcile net income to net cash provided by operating activities
         Depreciation...............................................                     -                672           491,007
         Stock issued for services..................................               150,000             80,000            31,625
         Changes in assets and liabilities:
            Cash restricted as to withdrawal........................          (17,972,001)       (27,271,837)        52,338,366
            Accounts receivable.....................................               243,192          (880,859)      (53,820,670)
            Deferred expenses.......................................             1,103,180          (261,762)         (178,282)
            Accounts payable and accruals...........................           (1,089,991)            368,230        13,832,396
            Amounts due to related parties..........................              (37,582)            (5,632)           (2,827)
            Income taxes payable....................................               861,361          1,141,848         2,094,529
                                                                             -------------      -------------      ------------
               NET CASH PROVIDED (USED IN) BY OPERATING ACTIVITIES..               673,157        (4,617,608)        57,210,662
                                                                             -------------      -------------      ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
                                                                             -------------      -------------      ------------
   Payment of advance for vessel construction.......................                     -                  -      (10,000,000)
   Purchase of fixed assets.........................................                     -            (6,146)      ( 6,000,000)
                                                                             -------------      -------------      ------------
               NET CASH USED IN INVESTING ACTIVITIES................                     -            (6,146)      (16,000,000)
                                                                             -------------      -------------      ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Exercise of option and warrants..................................                     -                  -         1,274,161
   Capital contribution.............................................            10,555,000          7,303,659                 -
                                                                             -------------      -------------      ------------
               NET CASH PROVIDED BY FINANCING ACTIVITIES............            10,555,000          7,303,659         1,274,161
                                                                             -------------      -------------      ------------
NET INCREASE IN CASH AND CASH EQUIVALENTS...........................            11,228,157          2,679,905        42,484,823
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD......................                36,793         11,264,950        13,944,855
                                                                             -------------      -------------      ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD............................           $11,264,950        $13,944,855       $56,429,678
                                                                             =============      =============      ============
SUPPLEMENTAL CASH FLOW INFORMATION:
   Income taxes paid................................................             $       -           $189,107       $   275,382
   Interest paid....................................................             $      15           $      -       $         -
   Interest received................................................             $ 100,118           $ 46,260       $ 1,114,650
                                                                             =============      =============      ============

                                A.C.L.N. LIMITED

                          NOTES TO FINANCIAL STATEMENTS

1. INCEPTION AND PRINCIPAL ACTIVITIES

ACLN Limited was incorporated on February 16, 1993 in Cyprus as Hemswell Holdings Co Limited and later changed its name to ACLN Limited. It remained dormant until January 1, 1995, when it acquired Compagnie Labiad de Navigation S.A.M., a company incorporated in Monaco. The principal activity of the group is the operation of liner services for the transport of cargo. During the year the Company commenced a new line of business of selling new automobiles to markets in North Africa.

2. SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

The accompanying consolidated financial statements include the accounts of ACLN Limited and its wholly-owned subsidiary, Compagnie Labiad de Navigation S.A.M. (collectively, the "Company"). All significant intercompany transactions have been eliminated. The financial statements have been prepared on the basis of accounting principles generally accepted in the United States.

     Stock Splits

On May 18, 2000, the Company effected a 5 for 4 and on September 19, 2000, a further 5 for 4 stock split of its ordinary shares. All per share amounts have been retroactively restated to reflect the effect of these stock splits.

     Revenue Recognition

The Company is a facilitator of cargo transport and a seller of automobiles, which are shipped to destinations abroad, and sales are recorded at the time the shipment is completed.

                                A.C.L.N. LIMITED

     Concentrations of Credit Risk/Cash Restricted as to Withdrawal

The Company's credit risk with respect to the trade receivables arising as a result of sales of new automobiles is evaluated on a specific customer basis.

The Company's trade accounts receivable with respect to the "freight collect" system employed by the Company prior to 2000, are collected on its behalf by shipping agents in the port of destination prior to the release of the automobile to the customer. Accordingly, the credit risk from individual automobile shippers is considered to be minimal. The shipping agents deposit the proceeds for the benefit of the Company with the local central banking system. These amounts are classified as Cash Restricted as to Withdrawal in the accompanying balance sheet. The funds are transferred to the Company's bank accounts at the completion of processing by the central banking system in accordance with local currency exchange regulations. Cash Restricted as to Withdrawal deposited with the central banks on behalf of the Company by country are as follows:

                                                        DECEMBER 31,
                                           ----------------------------------
COUNTRY                                          1999                 2000
------                                     --------------        ------------
Angola...............................       $ 7,608,132           $         -
Egypt................................         6,707,988                     -
Guinea...............................        13,536,832                     -
Nigeria..............................         8,708,277                     -
Tunisia..............................        25,474,021            11,291,811
Benin................................         1,594,867                     -
                                            $63,630,117           $11,291,811

The Company assesses the credit worthiness of shipping agents prior to entering into agency contracts. The Company also evaluates the reliability of the central banking systems and the political stability of countries in which it does business prior to arranging a voyage.

Commencing in 2000, shipping fees in most of the sales are pre-paid by the purchaser upon placing of the order along with the purchase price. The Company uses the services of a Belgian company (see note 4 on Related Party Transactions) that is acting as the general agent responsible for collecting the freight from the various agents.

      Allowance for Bad Debts

In the normal course of business, the Company rarely has accounts receivable collectibility problems. The Company established an allowance for bad debts against accounts receivable in connection with special automobile transport contracts entered into in 1995 and before, for which the Company had not received payment. A substantial part of these amounts was collected during 1999. The balance was written off as bad debts.

                                A.C.L.N. LIMITED

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

     Stock Option Plan

The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, for options issued to employees, compensation expense is recorded for the excess of market price of the Company's ordinary shares over the exercise price as of the grant date. Options granted to non-employees are recorded at fair value.

                                A.C.L.N. LIMITED

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

     Earnings Per Share

Net income per share is computed using net income and the weighted average number of shares outstanding considering the 7 for 1 stock split/recapitalization issue effected in December, 1997, the 5 for 4 stock split effected in May 2000 and the 5 for 4 split effected in September 2000. All per share amounts have been retroactively restated to reflect the effects of this share transaction.

Basic earnings per share includes no dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants. As required by the Statement, all periods presented have been restated to comply with the provisions of SFAS No. 128.

A reconciliation of shares used in calculating basic and diluted earnings per ordinary share follows.

                                                                                    DECEMBER 31,
                                                                             --------------------------
                                                                                1999           2000
                                                                             ----------     -----------
         Basic........................................................       13,058,964     13,988,683
         Effect of assumed conversion of stock options and warrants...          200,611        596,404
                                                                           -------------   -------------
         Diluted.....................................................        13,259,575     14,585,087
                                                                           =============   =============

                                A.C.L.N. LIMITED

     Effect of Recently Issued Accounting Standards

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities" ("SFAS No. 133"), which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. SFAS No. 133, as amended by SFAS Nos. 137 and 138, is effective for all fiscal years beginning after June 15, 2000. The adoption of this statement will not have a significant impact on the Company's results of operations or financial position.

In December 1999, the SEC issued SAB No. 101, "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the SEC's views in applying accounting principles generally accepted in the United States to revenue recognition in financial statements. SAB 101 was adopted in 2000 and had no material impact on the Company's revenue recognition policy.

3. TAXATION

Current income tax expense is comprised of the following:

                                              YEAR ENDED DECEMBER 31,
                                ---------------------------------------------
                                  1998             1999               2000
                                --------        ----------         ----------
Cyprus......................    $861,361        $1,362,548         $2,369,911
Monaco......................         763                -                  -
                              ------------      ------------      -------------
                                $862,124        $1,362,548         $2,369,911
                              ============      ============      =============

The difference between the statutory tax rates and the effective tax rates resulted from the following:
                                             YEAR ENDED DECEMBER 31,
                                ---------------------------------------------
                                  1998             1999               2000
                                --------        ----------         ----------
Tax at statutory rate
 (Monaco 33%; Cyprus 4.25%)..   $783,818        $1,007,459         $1,916,898
Penalties and other..........     78,306           355,089            453,013
                              ------------      ------------      -------------
                                $862,124        $1,362,548         $2,369,911
                              ============      ============      =============

                                A.C.L.N. LIMITED

4. RELATED PARTY TRANSACTIONS

A Director of the Company served as Senior Managing Director and Director of the West Coast operations of Spencer Trask Securities, Inc., which acted as the placement agent during the Private Placement of the Company's shares that took place in October 1999. Notwithstanding this relationship, the Board of Directors believes that the terms of the offering were at least as favorable as could be obtained from an unaffiliated third party.

A Director of the Company is a member of the United States counsel to the Company.

The Company contracts for the use of dockworkers or similar port personnel in Antwerp from a local port company. The outstanding capital stock of this company is beneficially owned by the Chairman of the Board of Directors of the Company. This company also provides the Company with office space in Antwerp as part of the per vehicle fee paid by the Company. This company is also acting as the general agent responsible for collecting the freight from the various agents under the "pre-paid" system employed by the Company commencing in 2000. Notwithstanding this relationship, the Company believes that the terms of services provided by this company are at least as favorable as could be obtained from an unaffiliated third party. The total amount of fees paid to this company was $4,563,148, $5,402,328 and $5,185,172 for the years ended December 31, 1998,
1999 and 2000, respectively.

5. COMMITMENTS

The Company has entered into an employment agreement with Joseph Bisschops pursuant to which Mr. Bisschops has agreed to serve as Chairman of the Board of Directors of the Company, through December 31, 2000. The contract is cancellable by either party with three month's notice. The agreement provides for a base salary of $200,000 per annum through the termination of such agreement. The contract is automatically renewable under similar terms.

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

The Company has entered into an employment agreement with Christian Payne pursuant to which Mr. Payne has agreed to serve as Vice President of Finance and Investor Relations of the Company starting on April 20, 1999. The agreement provides for a base salary of $100,000 per annum. Mr. Payne's services were terminated on January 31, 2000 and recommenced in January 2001. A contract for his current services has not yet been agreed.

                                A.C.L.N. LIMITED

Directors who are not officers of the Company are entitled to receive annual fees of $15,000, and the Chairman of the Audit Committee (currently Charles Brock) is entitled to receive and additional fee of $2,000 per month.

6. GEOGRAPHICAL INFORMATION

The Company's revenues result from the shipment of automobiles from Antwerp, Belgium billed to shipping agents located in various destination ports and from the sales of new automobiles to destinations in North Africa. Sales by region of destination are as follows:

                                            YEARS ENDED DECEMBER 31,
                                 ----------------------------------------------
                                   1998              1999               2000
                                 -----------       -----------     ------------
North Africa.................    $38,400,000       $51,400,000     $ 77,700,000
Middle East..................     10,900,000         7,300,000            -
West Africa..................     32,600,000        38,800,000       90,500,000
                                 -----------       -----------     ------------
                                 $81,900,000       $97,500,000     $168,200,000
                                 ===========       ===========     ============


7. SEGMENTAL REPORTING

The Company has two reportable segments: operation of liner services for the transport of cargo and selling of new cars. Required disclosures with respect to each segment for the year ended December 31, 2000 is as follows:

                             LINER           AUTOMOBILE
                            SERVICES            SALES            TOTAL
                              US$                US$               US$

Sales..................    82,281,920        85,867,000      168,148,920
                          ===========       ===========     ============
Gross profit...........    23,006,214        25,901,800       48,908,014
Operating expenses.....    (2,558,382)       (2,669,853)      (5,228,235)
Interest income........       545,442           569,208        1,114,650
                          -----------       -----------     ------------
Pre-tax income.........    20,993,274        23,801,155       44,794,429
                          ===========       ===========     ============
Total assets...........   105,787,660        34,122,000      139,909,660
                          ===========       ===========     ============

Comparative information for the year ended December 31, 1999 is not applicable because the automobile sales segment began operations in March 2000.

8. PURCHASE OF VESSEL

During the year 2000 the Company acquired M/V Emerald Bay, a second hand vessel, which was later renamed to M/V Sea Atef, for a total purchase price of US$6,000,000. The depreciation rate used to write-off the cost of this vessel is 20% per annum after taking into account its residual value, which has been estimated to be US$1,800,000. In addition the company has paid US$10,000,000 as an advance towards the purchase of two more new vessels, the total cost of which is expected to be US$50,000,000. Completion date for the first vessel is estimated to be March 2002 and for the second, June 2003.

                                A.C.L.N. LIMITED

9. PRIVATE PLACEMENT

On October 1, 1999, the Company participated in a private placement in the United States with net proceeds to the Company of $7,303,659.

In connection with the private placement the Company issued 95,352 warrants to purchase the Company's ordinary shares at $8.56 per share and a further 95,352 warrants to purchase the Company's shares at $12.84 per share. The total of 190,704 warrants is exercisable through September 24, 2004. During the year a total of 75,564 warrants were exercised. All amounts reflect the effect of the two 5 for 4 stock splits by the company on May 18, 2000 and September 19, 2000.

Also, in connection with the Company's initial public offering in July 1998, the Company issued 190,625 warrants to purchase Company stock at $10.56 per share exercisable through June 26, 2003. During the year a total of 193,035 warrants were exercised.

10. STOCK OPTION PLAN

In March 1998, the Company adopted a stock option plan (the "Plan") which provides for the grant of options to purchase up to 1,093,750 ordinary shares to employees, officers, directors and consultants of the Company. Options may be either "incentive stock options" within the meaning of the Internal Revenue Code, or non-qualified options. Incentive stock options may be granted only to employees of the Company, while non-qualified options may be issued to non-employee directors, consultants and others, as well as to employees of the Company.

During 1998, the Company entered into an agreement with a consultant to issue 75,000 options at $4.96, based on the then current market price on the date of the agreement, that vested over a period ending June 1999. As of December 31, 1999, 75,000 of these options were exercisable. In connection with that agreement, the Company recorded an expense of $150,000 and $80,000 based on the fair value of the options granted and earned in 1998 and 1999 respectively. None of these options have been exercised as at the date of these financial statements.

During 2000, the Company entered into an agreement with a consultant to issue 12,500 options at $27.15, based on the then current market price on the date of the agreement, that vested over a period ending July, 2002. As of December 31, 2000, all of these options were exercisable. In connection with that agreement, the Company recorded an expense of $31,625 based on the fair value of the options granted and earned in 2000. None of these options have been exercised as at the date of these financial statements.

During 1999, options exercisable for an aggregate of 437,500 ordinary shares were granted under the Plan to employees of the Company, of which options exercisable for an aggregate of 312,500 ordinary shares were granted to Michael Doherty at an exercise price of $3.84, options exercisable for an aggregate of 78,125 ordinary shares were granted to Christian Payne at an exercise price of $6.64, and options exercisable for an aggregate of 46,875 ordinary shares were granted to Earl Gould at an exercise price of $6.64. Of these, 78,125 options have been exercised by Michael Doherty, 78,125 options have been exercised by Christian Payne and 31,250 options have been

                                A.C.L.N. LIMITED
exercised by Earl Gould.

During 2000, options exercisable for an aggregate of 390,625 ordinary shares have been granted under the Plan to employees of the Company, of which options exercisable for an aggregate of 312,500 ordinary shares were granted to Michael Doherty at an exercise price of $11.52 and options exercisable for an aggregate of 78,125 ordinary shares were granted to Alex Vancauwenberg at an exercise price of $11.52. None of these options have been exercised as at the date of these financial statements.

                                A.C.L.N. LIMITED

The Company applies Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for the Plan. Under APB Opinion 25, no compensation cost is recognised if the exercise price of the Company's employee stock options is equal to or greater than the market price of the underlying stock on the date of the grant.

Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation", requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plan had been determined in accordance with the fair value method prescribed by SFAS 123. The Company estimates the fair value of each stock option at the grant date by using the Black-Scholes options-pricing model with the following weighted-average assumptions for options granted in 2000: no dividends paid for the year; expected volatility of 65.6% (1999: 45.8%); risk-free interest rate of 6.53% (1999:5.01%) and expected life of 9.5 (1999: 9.5) years.

Under the provisions of SFAS No. 123, the Company's income from continuing operations available to common shareholders and its basic and diluted earnings per share would have decreased to the pro forma amounts indicated below:


                                                     YEAR ENDED DECEMBER 31,
                                                 ------------------------------
                                                    1999                2000
                                                 -----------        -----------
  Income from continuing operations available
  to common shareholders:
        As reported............................. $22,211,732       $42,424,518
        Pro forma............................... $21,438,530       $38,882,778
  Basic earnings per share:
         As reported............................       $2.66             $3.03
         Pro forma..............................       $2.57             $2.78
  Diluted earnings per share:
         As reported............................       $2.62             $2.91
         Pro forma..............................       $2.53             $2.67

                                A.C.L.N. LIMITED

The following table contains information on stock options for the year ended December 31, 2000.


                                                                       WEIGHTED
                                                  EXERCISE PRICE       AVERAGE
                                       OPTION     RANGE PER            EXERCISE
                                       SHARES     SHARE ($)            PRICE ($)
                                     ---------    ---------------      ----------
  Outstanding, December 31, 1998....    75,000               4.96          4.96
  Granted...........................   437,500       3.84 to 6.64          4.64
                                     ---------
  Outstanding, December 31, 1999....   512,500               4.96          4.96
  Granted...........................   390,625              11.52         11.52
  Exercised......................... (165,625)       3.84 to 6.64          4.64
  Granted...........................    12,500              27.15         27.15
                                     ---------
  Outstanding, December 31, 2000....   750,000      3.84 to 27.15          8.42
                                     =========


The weighted average fair value of options granted was $9.07 and $5.27 in 2000 and 1999, respectively.

The following table summarises information about stock options outstanding and exercisable at December 31, 2000:


                                         WEIGHTED      WEIGHTED                      WEIGHTED
                                         AVERAGE       AVERAGE                       AVERAGE
   RANGE OF                              REMAINING     EXERCISE                      EXERCISE
 EXERCISE PRICES                        CONTRACTUAL     PRICE                         PRICE
         ($)           OUTSTANDING      LIFE (YEARS)     ($)        EXERCISABLE         ($)
            3.84          250,000           8.39         3.84         250,000         3.840
            4.96           75,000           8.56         4.96          75,000          4.96
            6.64           21,875           8.60         6.64          21,875          6.64
           11.52          390,625           9.50        11.52         390,625         11.52
           27.15           12,500           9.50        27.15          12,500         27.15
                         ----------                                  ---------
   3.84 to 27.15          750,000                                     750,000
                         ==========                                  =========

There were remaining options available for issuance under the Plan as of December 31, 2000 equal to 178,125.

All share and per share amounts reflect the effect of the 5 for 4 stock splits effected on May 18, 2000 and September 19, 2000.

ITEM 19. EXHIBITS

Exhibit
Number            Description of Exhibit

1.1*              Articles of Association
1.2*              Memorandum of Association
1.3*              Certificate of Change of Name of the Registrant
4.1*              1998 Stock Option Plan
4.2*              Employment Agreement between Joseph J. H. Bisschops and the registrant
4.3*              Employment Agreement between Alex de Ridder and the registrant
4.4*              Employment Agreement between Aldo Labiad and the registrant
4.5*              Agreement among the registrant, Aldo Labiad, Joseph J.H.
                  Bisschops, Griffin Capital Management Corp., First Diablo
                  Inc., and Diablo Acquisition Corp.
4.6               Employment Agreement between Christian Payne and the
                  registrant
8.1               Subsidiary of the registrant
10.1              Consent of BDO International to the incorporation by reference in the previously filed registration statement on Form S-8 of its reports relating to consolidated financial statements of the registrant included in this annual report
10.2              Financial Statement Schedule II: Valuation and Qualifying
                  Accounts


* Incorporated herein by reference to the registration statement on Form F-1 (Registration Statement No. 333-8052) first filed on December 5, 1997

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                 A.C.L.N. LIMITED




                                                          /s/ illegible
                                                          ----------------------
                                                 Name:    Joseph J. H. Bisschops
                                                 Title:   Chairman of the Board




Date: June 27, 2001

                                INDEX TO EXHIBITS

Exhibit
Number            Description of Exhibit

1.1*              Articles of Association
1.2*              Memorandum of Association
1.3*              Certificate of Change of Name of the Registrant
4.1*              1998 Stock Option Plan
4.2*              Employment Agreement between Joseph J. H. Bisschops and the registrant
4.3*              Employment Agreement between Alex de Ridder and the registrant
4.4*              Employment Agreement between Aldo Labiad and the registrant
4.5*              Agreement among the registrant, Aldo Labiad, Joseph J.H.
                  Bisschops, Griffin Capital Management Corp., First Diablo
                  Inc., and Diablo Acquisition Corp.
4.6               Employment Agreement between Christian Payne and the
                  registrant
8.1               Subsidiary of the registrant
10.1              Consent of BDO International to the incorporation by
                  reference in the previously filed registration statement on Form S-8 of its reports relating to consolidated financial statements of the registrant included in this annual report
10.2              Financial Statement Schedule II: Valuation and Qualifying
                  Accounts


* Incorporated herein by reference to the registration statement on Form F-1 (Registration Statement No. 333-8052) first filed on December 5, 1997